Form 10-K, Exhibit 13
period 1995-11-24
PENOBSCOT SHOE CO
filed 1996-02-22
CIK 77326

PENOBSCOT SHOE COMPANY 1995 ANNUAL REPORT

DIRECTORS

IRVING KAGAN                  GERALD E. RUDMAN
Chairman of the Board         Senior Partner,
                              Rudman & Winchell (Law firm)

JAMES L. MOODY, JR.           FRANCIS J. GUTHRIE
Chairman of the Board         Senior Vice President Corporate
Hannaford Bros. Co.           Marketing and Communications
(Retail and wholesale         Fortis Inc. (Health and life insurance and
distribution of groceries)    financial services)

JOHN I. RIDDLE                PAUL HANSEN
Retail Real Estate and        President and
Shopping Center Developer     Chief Executive Officer

OFFICERS

PAUL HANSEN                   WILHELM PFANDER
President and                 Vice President-Manufacturing
Chief Executive Officer

DAVID L. KEANE                JOHN R. FRENCH
Treasurer and                 Vice President
Vice President                Management Information Systems
Finance and Administration

WILLIAM HOSKINS               GERALD E. RUDMAN
Vice President-Sales          Corporate Clerk

                              February 7, 1996


TO OUR SHAREHOLDERS...

Net sales for the fiscal year ended November 24, 1995, were $12,681,000, down 13% from $14,506,000 last year. Net income for fiscal 1995 was $438,000, or $.30 per share, compared to $510,000, or $.34 per share in fiscal 1994.

For the fourth quarter of fiscal 1995, net sales were $3,234,000, down 14% from $3,761,000 a year ago. Net income for the quarter was $318,000, or $.21 per share, up slightly from net income of $303,000, or $.20 per share in the comparable quarter last year.

Retail sales of footwear were weak for most of 1995 as consumers remained cautious and retail traffic was light. This was particularly true of independent retailers, which have traditionally made up the largest segment of TROTTERS distribution. Despite this extremely difficult marketplace, TROTTERS expanded its presence in a significant retail channel, department stores.

We expect the poor retail environment to continue during 1996. We are placing increased emphasis on product development and marketing to enhance our brand presence in 1996 and beyond.

Sincerely,



Irving Kagan                  Paul Hansen
Chairman of the Board         President and Chief Executive Officer

STATEMENTS OF INCOME

For the Years Ended November 24, 1995,
November 25, 1994 and November 26, 1993
(In thousands, except for share data)

                                          1995            1994           1993
Net Sales                                $   12,681     $   14,506     $  14,861

Costs and operating expenses (Notes 1 and 3)
     Cost of sales                            8,218          9,536         9,794
     Selling and administrative expenses      4,140          4,094         4,284

                                             12,358         13,630        14,078
     Operating income                           323            876           783
Other income (expense), net (Note 7)            412            (44)          304
     Income before taxes on income              735            832         1,087
Taxes on income (Notes 1 and 8)                 297            322           424

     Net income                          $      438     $      510     $     663
Per common share:
     Net income (Note 1)                 $      .30     $      .34     $     .45
     Dividends declared                  $      .20     $      .20     $     .20

Weighted average share outstanding       1,482,117      1,480,548      1,475,357

STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended November 24, 1995,
November 25, 1994 and November 26, 1993
(In thousands, except for share data)

                                                      Additional
                              Common Stock            Paid-in       Retained      Treasury Stock
                           Shares      Amount         Capital       Earnings     Shares    Amount
Balance, November 27, 1992  1,533,042  $ 1,533       $ 1,109        $ 6,984       63,125     $  348
Net income for the year             -        -             -            663            -          -
Sale of treasury stock              -        -             -            (20)      (6,000)       (38)
Less dividends on common
  stock ($.20 per share)            -        -             -           (295)           -          -
Balance, November 26, 1993  1,533,042    1,533         1,109          7,332       57,125        310
Net income for year                 -        -             -            510            -          -
Sale of treasury stock              -        -             -            (20)      (6,200)       (40)
Less dividends on common
  stock ($.20 per share)            -        -             -           (296)           -          -
Balance, November 25, 1994  1,533,042    1,533         1,109          7,526       50,925        270
Net income for year                 -        -             -            438            -          -
Less dividends on common
  stock ($.20 per share)            -        -             -           (297)           -          -
Balance, November 24, 1995  1,533,042  $ 1,533       $ 1,109        $ 7,667       50,925     $  270

       See accompanying notes to financial statements
                   PENOBSCOT SHOE COMPANY

BALANCE SHEETS

November 24, 1995 and November 25, 1994
(In thousands)

ASSETS                                               1995     1994
   CURRENT ASSETS:
      Cash and cash equivalents (Note 1)             1,301   1,308
      Marketable securities (Notes 1 and 2)          3,271   2,556
      Receivables (Note 8):
          Trade, less allowances of $468 and $486    3,460   3,634
          Refundable income taxes                        -      52
          Other                                         32      56
      Inventories (Notes 1 and 3)                    3,054   2,469
      Prepaid expenses and other (Notes 4 and 8)       341     490

          TOTAL CURRENT ASSETS                      11,459  10,565

   PROPERTY AND EQUIPMENT (Note 1):
      Land                                              66      66
      Land improvements                                  4       4
      Buildings and improvements                     1,413   1,409
      Machinery and equipment                        1,546   1,524

                                                     3,029   3,003
      Less accumulated depreciation and amortization 2,660   2,542
          NET PROPERTY ANDEQUIPMENT                    369     461

   TOTAL ASSETS                                    $11,828 $11,026

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES:
      Accounts payable                             $   791 $   530
      Accruals (Notes 1, 4 and6)
          Salaries, wages and commissions               44      73
          Retirement plan                              189     195
          Income taxes                                 105      40
          Other                                         84      85
      Dividends payable                                 74      74
          TOTAL CURRENT LIABILITIES                  1,287     997

   DEFERRED INCOME TAXES (Notes 1 and 8)               146     131

   COMMITMENTS AND CONTINGENCIES
      (Notes 4, 5, 6 and 9)

   SHAREHOLDERS' EQUITY (Note 9):
      Common stock, $1 par - shares
          authorized 2,000,000; issued 1,533,042     1,533   1,533
      Additional paid-in capital                     1,109   1,109
      Retained earnings                              7,667   7,526

                                                    10,309  10,168
      Unrealized gain on marketable securities
          (Note 1)                                     356       -
      Less treasury stock, at cost, 50,925 shares      270     270
          TOTAL SHAREHOLDERS' EQUITY                10,395   9,898

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $11,828 $11,026

See accompanying notes to financial statements
PENOBSCOT SHOE COMPANY

STATEMENT OF CASH FLOWS

For the Years Ended November 24, 1995,
November 25, 1994 and November 26, 1993
(In thousands)

                                                     1995     1994      1993
Cash flows from operating activities:
  Net income                                          $ 438    $ 510     $ 663
  Adjustments to reconcile net income to net cash
       provided (used) by operating activities:
          Depreciation and amortization                 128      133       132
          Provision for losses on accounts receivable    67       44       162
          Gain on sale of marketable securities        (178)     (65)      (92)
          (Gain) loss on sale property and equipment      -       (2)       16
          Deferred income taxes                         (11)      67      (128)
          Changes in operating assets and liabilities:
               Receivables                              183      227    (1,151)
               Inventories                             (585)    (260)     (432)
               Prepaid expenses and other               (65)     (70)      (37)
               Accounts payable                         261     (303)      159
               Accruals                                  29     (208)      366
               Dividends payable                          -        -         1

                  Total adjustments                    (171)    (437)   (1,004)

       Net cash provided (used) by operating activities 267       73      (341)

Cash flows from investing activities:
   Proceeds from sale of marketable securities          949    1,143       854
   Purchase of marketable securities                   (890)  (1,124)     (703)
   Proceeds from sale of property and equipment           -        2        16
   Capital expenditures                                 (36)     (24)     (160)
       Net cash provided (used) by investing activities  23      ( 3)        7

Cash flows from financing activities:
   Dividends paid                                      (297)    (296)     (295)
   Issuance of treasury stock                             -       20        19

       Net cash (used) by investing activities         (297)    (276)     (276)

       Net increase (decrease) in cash and cash
           equivalents                                   (7)    (206)     (610)

Cash and cash equivalents at beginning of year        1,308    1,514     2,124

Cash and cash equivalents at end of year             $1,301   $1,308    $1,514

Supplemental Disclosure of Cash Flow Information
Payments for income taxes amounted to $284,000, $465,000 and $422,000 in 1995, 1994 and 1993, respectively. Cash paid for interest expense in 1994 was $3,000. Unrealized gains on marketable securities were $596,000 in 1995.

       See accompanying notes to financial statements
                   PENOBSCOT SHOE COMPANY

NOTES TO FINANCIAL STATEMENTS

(1)   Summary of Business Operations and Significant Accounting Policies

Business Operations:

The Company is engaged in the design, manufacture, importing and sale of women's casual, sport and leisure footwear, including fashion boots and sandals, for the retail market.

Fiscal Year:

The Company's fiscal year ends on the last Friday in November. Fiscal 1995, 1994 and 1993 each included 52 weeks.

Marketable Securities:

Effective November 26, 1994, the Company accounts for investments in debt and equity securities under the provisions of Statement of Financial
Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (" SFAS No. 115"). Previously, the Company accounted for these investments at the lower of aggregate cost or market. Upon the adoption of SFAS No. 115, the Company recorded an unrealized gain of $133,604, net of tax, as a separate component of stockholders' equity. During fiscal 1995 the unrealized gain increased by $222,755 to a year end balance of $356,359, net of tax. The Company classifies the debt and equity securities as available-for-sale securities, and therefore records them at fair market value. The cost of securities sold is based on the first-in, firstout method in the determination of realized gains and losses. Unrealized gains and losses are recorded as a separate component of stockholders' equity. Realized gains and losses are recognized in the results of operations.

Inventories:

Inventories are stated at cost, not in excess of market. Cost is determined on a last-in, first-out ("LIFO") basis.

Property, Equipment and Depreciation:

Property and equipment are stated at cost. Depreciation is computed using the straight line method over the following estimated useful lives:

                                   Years
     Land improvements                10
     Buildings and improvements    10-33
     Machinery and equipment        3-10


Retirement Plan:

The Company has a defined benefit retirement plan covering substantially all employees. The Company's policy is to fund retirement cost as accrued. Plan assets consist principally of equity securities and corporate and US Government obligations. The plan was fully funded at November 24, 1995.

Income Per Share:

Net income per share amounts are based on the weighted average number of common shares outstanding.

Cash Equivalents:

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes:

Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current-year tax return and changes in deferred taxes. Deferred tax liabilities or assets are recognized for the estimated tax effects of temporary differences between financial reporting and taxable income (loss) and for tax credit and loss carryforwards based on enacted tax laws and rate.

Effect of Accounting Pronouncement Not Adopted:

The effect of adopting Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," has not been estimated.

(2) Marketable Securities

At November 24, 1995 and November 25, 1994, marketable securities consist of the following (in thousands):
                               1995            1994
                       Fair Market
                       Value         Cost      Cost
Preferred and
   common stock        $  1,018     $  638    $  761
U.S. Government and
   U.S. Government
   agency obligations     1,889      1,694     1,453
Mutual funds                 53         47        47
Corporate bonds             311        295       295

Total                    $3,271     $2,674    $2,556

Gross unrealized gains and losses at November 24, 1995, were $597,000 and $1,000, respectively. Gross unrealized gains and losses at November 25, 1994, were $272,000 and $52,000, respectively.

The contractual maturity of debt securities are summarized as follows at November 24, 1995:
                                   Cost  Fair Market
                                            Value
Within 1 year                         -         -
After 1 year through 5 years        486       510
After 5 years through 10 years      570       609
After 10 years                      933     1,081

Total debt securities          $  1,989  $  2,200

(3) Inventories

Inventories are summarized as follows (in thousands):

                            1995      1994
FIFO Cost:
   Finished shoes          $ 3,355  $  2,825
   Shoes in process             22        35
   Raw materials               232       302

                             3,609     3,162
Excess of FIFO cost over
   LIFO inventory value       (555)     (693)

                         $   3,054 $   2,469

The Company uses the LIFO method because it more realistically reflects operating results by charging current costs against current revenues. Certain companies in the same industry use the first-in, first-out ("FIFO") method. Had the Company's inventory been stated using the FIFO method, the inventory would be greater by approximately $555,000 and $693,000 at November 24, 1995 and November 25, 1994, respectively. Reported net income would have been lower by approximately $84,000 ($.06 per share), $125,000 ($.08 per share) and $237,000 ($.16 per share) in 1995, 1994 and 1993, respectively.

During 1995, 1994 and 1993, cost of sales included charges for goods carried at prior years' LIFO values which were less than the cost of current purchases. This result was to increase net income by approximately $182,000 ($.12 per share), $82,000 ($.06 per share) and $251,000 ($.17 per share) in 1995, 1994 and 1993, respectively.

(4) Retirement Plan

The Company has a retirement plan covering substantially all of its employees.

The following table sets forth the plan's funded status at November 24, 1995 and November 25, 1994 (in thousands):

Actuarial present value of                       1995        1994
   benefit obligation:
Accumulated benefit obligation,
   including vested benefits of
    $2,778 and $2,742                           $ (2,824)    $ (2,837)

Projected benefit obligation                    $ (3,017)    $ (3,031)
Unrecognized net gain from
   past experience difference from
   that assumed                                   (1,184)        (910)
Plan assets at fair market value                   4,604        4,324
Prior service cost not yet recognized
     in net periodic pension cost                     10            1                           )
Unrecognized transition assets being
     amortized over 15 years                        (231)        (264)

Prepaid pension cost                            $    182     $    120

Net periodic pension expense (credit) in 1995, 1994 and 1993 included the following (in thousands):

                         1995       1994         1993
Service cost            $  33      $  37         $  47
Interest cost              218       216           206
Return on plan assets     (278)     (297)         (277)
Net amortization
   and deferral            (35)      (30)          (28)

Net periodic pension
   expense (credit)     $  (62)    $ (74)        $ (52)

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 6%, respectively. The expected long-range rate of return on assets was 7.5%.

5) Short-term Borrowings

At November 24, 1995, the Company had a line of credit of $3,750,000 for letters of credit and short-term borrowings. Borrowings under this arrangement are unsecured and bear interest at the bank's "base rate." There were no short-term borrowings during fiscal 1995 and 1993. During fiscal 1994, the maximum amount of short-term borrowings under these arrangements was $400,000 and the interest rate paid was 7.75%. At November 24, 1995, commitments against letters of credit were approximately $700,000.

(6)  Commitments and Contingencies

Supplemental retirement benefit:

The Company provides retirement benefits to its former chief executive officer in accordance with a supplemental retirement plan approved by the Board of Directors. The present value of the estimated future payments under this benefit program of $189,000 in 1995 and $195,000 in 1994 are reflected in the accompanying financial statements as accrued retirement plan. Retirement payments under this program amounted to $20,000 and $18,000 in 1995 and 1994, respectively.

Employment death benefit:

The Board of Directors has voted to make payments to spouses and minor children of certain officers in the aggregate amount of approximately $351,000 in the event of officers' deaths while employed.

Litigation:

In September 1987, the Company and numerous other parties entered into two Administrative Orders by Consent issued by the U.S. Environmental Protection Agency and the Maine Department of Environmental Protection regarding the removal of hazardous wastes from two locations in Maine. The Company initially established a loss contingency of $75,000 to cover anticipated liabilities in these two proceedings. Costs totaling $13,000 have been incurred to date.

(7)  Other Income (Expense), Net

Other income (expense), net, consists of the following (in thousands):

                     1995    1994    1993
Interest income      $  218  $  173  $  178
Dividend income          25      25      25
Gain on sale
   of securities        178      65      92
Interest expense          -      (3)      -
Litigation settlement     -    (300)      -
Other, net               (9)     (4)      9

                     $  412  $  (44)  $ 304

During 1994, the Company settled litigation. The settlement of $300,000 has been reported in other income (expense).

(8)  Taxes on Income (Credit)

The provision (credit) for income taxes is comprised of the following (in thousands):

Fiscal Year              Current     Deferred     Total
1995:
     Federal             $  296      $   (8)      $  288
     State                   12          (3)           9

                         $  308      $  (11)      $  297

1994:
     Federal             $  204      $   51       $  255
     State                   51          16           67

                            255          67          322

1993:
     Federal            $   432      $  (96)      $  336
     State                  120         (32)          88

                        $   552      $ (128)      $  424

Deferred tax assets (liabilities) are comprised of the following
(in thousands)

                                   1995      1994
Deferred tax asset:
Accounts receivable reserves       $ 188     $ 196
Inventory valuation                   31        18
Deferral related to
   marketable securities            (240)        -
Basis difference of accrued
   liabilities                       134       114

                                   $ 113     $ 328
Deferred tax liability:
Depreciation                        (146)      (82)
Pension                                -       (49)

                                   $(146)    $(131)

A reconciliation on income at the United States statutory rate to the effective rate follows:

                     1995    1994    1993
Taxes on income
  computed at the
  United States
  statutory rate      34.0%   34.3%   34.0%

State and local
  taxes, net of
  federal benefit      5.5     5.1     5.3

Dividends
  received
  deduction            (.8)    (.7)    (.6)

Other - net            1.7     1.7     1.7
Effective tax rate    40.4%   40.4%   40.4%



(9)  Stock Options Plan

The Company has a nonqualified stock option plan (the "Plan") designed to reward key employees of the Company. Options are available for the purchase of shares of the Company's common stock at an exercise price as determined by the Board of Directors, but at a price not less than the fair market value of the common stock at the time the option in granted. Stock option activity is shown below.

                              1995    1994    1993
Outstanding at
    beginning of year          29,800  31,000  37,000
Granted (price of $5.00
    per share)                      -   5,000       -
Exercised (price of
    $3.125 per share)               -  (6,200) (6,000)
Outstanding at end of
    year (prices range
    from $3.125 to $5.00
    per share)                 29,800  29,800  31,000

Available for grant
    at end of year             33,000  33,000  38,000

(10)  Summarized Quarterly Results of Operations
      (unaudited)

                      (In thousands except
                          per share data)

                    1995     1994
First quarter
    Revenue         $3,120   $2,989
    Gross profit     1,054    1,034
    Net income          14       78
    Net income
      per common share .01      .05

Second quarter
    Revenue          $2,455  $3,667
    Gross profit        827   1,071
    Net income (loss)   (27)     13
    Net income (loss)
      per common share (.02)    .01

Third quarter
    Revenue          $3,872   $4,090
    Gross profit      1,285    1,519
    Net income          133      115
    Net income
      per common share  .09      .08

Fourth quarter
    Revenue          $3,234   $3,761
    Gross profit      1,297    1,346
    Net income          318      303
    Net income
      per common share  .21      .20


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Penobscot Shoe Company
Old Town, Maine

      We have audited the accompanying balance sheets of Penobscot
Shoe Company as of November 24, 1995 and November 25, 1994, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 24, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penobscot Shoe Company at November 24, 1995 and November 25, 1994, and the results of its operations and its cash flows for each of the three year in the period ended November 24, 1995, in conformity with generally accepted accounting principles.

      As discussed in Notes 1 and 2 to the financial statements, the Company changed its method of accounting for investments in debt and equity securities in fiscal 1995.


Boston, Massachusetts
January 12, 1996



BDO Seidman, LLP


                  SELECTED FINANCIAL DATA

         (In thousands, except per share amounts)

                               1995        1994         1993        1992        1991
Selected Financial Data
  Net Sales                    $  12,681    $  14,506  $  14,861     $  14,170   $13,331
  Income (Loss) Before Taxes   $     735    $     832  $   1,087     $   1,341   $  (368)
  Net Income (Loss)            $     438    $     510  $     663     $     879   $  (243)
  Net Income (Loss) per Share  $     .30    $     .34  $     .45     $     .60   $  (.17)
  Cash Dividends Declared per
     Common Share              $     .20    $     .20  $     .20     $     .20   $   .20

At year-end:
  Total Assets                 $  11,828    $  11,026  $  11,290     $  10,388   $ 9,752
  Working Capital              $  10,172    $   9,568  $   9,212     $   8,832   $ 8,199
  Shareholders' Equity         $  10,395    $   9,898  $   9,664     $   9,278   $ 8,693
  Book Value per Common Share
     Outstanding at Year End   $    7.01    $    6.68  $    6.55     $    6.31   $  5.91

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources:

Penobscot Shoe Company's net working capital increased by $604,000 during 1995, compared to an increase of $356,000 and $380,000 in 1994 and 1993, respectively. Working capital at the end of 1995 was $10,172,000, compared to $9,568,000 at the end of 1994 and $9,212,000 at the end of 1993. The
current ratio for each of the last three years was 8.9 to 1, 10.6 to 1 and 7.1 to 1, respectively.

The Statement of Cash Flows for the year ended November 24, 1995, shows a decrease in cash and cash equivalents of $7,000. The Company's operations provided $267,000 during 1995. The payment of the Company's quarterly dividend amounted to $297,000 during 1995.

During 1995, the total value of the Company's inventory which included both domestically assembled and imported footwear increased by $585,000. In 1994, the inventory had increased by $260,000 from 1993. In both 1995 and 1994, the portion of inventory comprised of domestically assembled footwear decreased, reducing the amount of inventory carried at prior years' LIFO values. As a result, in each of the last two years cost of sales was charged for goods carried at prior years' LIFO values which were significantly less than the cost of current purchases. The effect of these LIFO liquidations was to increase earnings by $182,000, or $.12 per share, and $82,000, or $.06 per share, in 1995 and 1994, respectively.

The increase in marketable securities was primarily due to the adoption of Statement of Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" on November 26, 1994. The adoption of this accounting standard resulted in an increase of $596,000 in marketable securities and a deferred tax liability of $240,000 which was recorded on the balance sheet as an offset to prepaid expenses and other. The increase in inventory in fiscal 1995 was due to larger purchases of cold weather boots, many of which were scheduled for shipment to customers in fiscal 1996. The increases in accounts payable and accruals, and the decrease in accounts receivable were a result of timing.

Management believes that Penobscot Shoe Company remains financially well structured to consider a variety of financing options should the need arise and will make choices depending on economic conditions at the time. Options available include conversion of marketable securities held by the Company into cash and cash equivalents. The Company also has an established line of credit of $3,750,000 with a major bank available at the bank's base rate should the need arise. The company had no material commitments for capital expenditures as of November 24, 1995.

Results of Operations:

Net sales for 1995 decreased 13% from the preceding year which had decreased by 2% from 1993. Total pairs of footwear shipped decreased by approximately 18% from 1994. This drop was partially offset by an increase of approximately 6% in the average selling price. Most of the increase in the average selling price per pair was a result of the product mix rather than price increases.

The Company's business is characterized by two major selling seasons, one for the Fall retail season and the other for the Spring retail season. Sales for the Fall season generally account for slightly more than half of a year's sales, while the Spring sales account for the balance.

Cost of sales was 65% of net sales in 1995 and 66% of net sales in both 1994 and 1993. The gross profit percentage in 1995 was 35% and in both 1994 and 1993 it was 34%.

Selling and administrative costs increased by approximately $46,000, or 1%, from 1994. In 1994, these expenses had decreased by approximately 4% from 1993. Included in the 1993 costs was a non-recurring charge of $200,000, pre-tax to establish a supplemental employee retirement plan.

In the fiscal year 1995, other income amounted to $412,000, pre-tax, including $178,000 in gains from the sales of securities and interest income of
$218,000.   In 1994 gains from the sales of securities amounted to $65,000, pre-tax, and interest income amounted to $173,000. In 1994, other income was offset by a non-recurring charge of $300,000 related to the settlement of litigation.

During fiscal 1995, the Company's effective income tax rate was 40%. During both 1994 and 1993 the effective rate was 39%. In all three years the effective income tax rate consisted of State and Federal income taxes.

Retail sales of footwear were weak for most of 1995 as consumers remained cautious and retail traffic was light. This was particularly true of independent retailers, which have traditionally made up the largest segment of TROTTERS distribution. Despite this extremely difficult marketplace, TROTTERS expanded its presence in a significant retail channel, department stores.

We expect the poor retail environment to continue during 1996. We are placing increased emphasis on product development and marketing to enhance our brand presence in 1996 and beyond.

MARKET FOR THE COMPANY'S COMMON STOCK AND
RELATED SECURITY HOLDER MATTERS

Principal Market, Transfer Agent and Registrar

The principal market on which the Company's Common Stock is traded is the American Stock Exchange. The Transfer Agent and Registrar for the Company's Common Stock is Chemical Mellon Shareholder Services, 111 Founders Plaza,
E. Hartford, CT 06108. As of November 24, 1995, there were 270 holders of record of the Company's Common Stock.

Stock Price and Dividend Information

The table presents the high and low sales prices as reported by the American
Stock Exchange, and dividend information for the Company's Common Stock for each quarterly period during the past two years.

                    First   Second   Third    Fourth
                    Quarter Quarter  Quarter  Quarter
1995
   High             4 3/4    5        4 3/4    4 3/4
   Low              4        4 3/8    4 3/8    4 3/16
   Dividends        $.05     $.05     $.05     $.05

1994
   High             5 7/8    6        5 3/8    5 1/2
   Low              4 7/8    4 7/8    4 1/8    4 3/4
   Dividends        $.05     $.05     $.05     $.05


PENOBSCOT SHOE COMPANY
P.O. BOX 545, OLD TOWN, MAINE 04468

TROTTERS