Form 10-K, Exhibit 13
period 1996-11-29
PENOBSCOT SHOE CO
filed 1997-02-27
CIK 77326

PENOBSCOT SHOE COMPANY 1996 ANNUAL REPORT

DIRECTORS

IRVING KAGAN                  GERALD E. RUDMAN
Chairman of the Board         Senior Partner,
                              Rudman & Winchell (Law firm)

JAMES L. MOODY, JR.           FRANCIS J. GUTHRIE
Chairman of the Board         Executive Vice President
Hannaford Bros. Co.           Marketing and Sales
(Retail and wholesale         Fortis Benefits Insurance Company
distribution of groceries)

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

                              January 31, 1997


TO OUR SHAREHOLDERS...

Net sales for the fiscal year ended November 29, 1996, were $15,429,000, up 22% from $12,681,000 last year. Net income for fiscal 1996 was $857,000, or $.59 per share, compared to $438,000, or $.30 per share, in fiscal 1995.

For the fourth quarter of fiscal 1996, net sales were $4,315,000, up 33% from $3,234,000 a year ago. Net income for the current quarter was $406,000, or $.29 per share, up from net income of $318,000, or $.21 per share in the same quarter last year.

TROTTERS sales growth in 1996 was the result of several factors. Improved product sell through, as indicated by a 26% increase in our in-stock business, sales programs and expanded penetration into key retail segments all contributed to this success.

Future growth will be dependent on further expansion of TROTTERS distribution in the highly competitive women's footwear market and the strength of the retail footwear environment.


Sincerely,



Irving Kagan                  Paul Hansen
Chairman of the Board         President and Chief Executive Officer

STATEMENTS OF INCOME

For the Years Ended November 29, 1996,
November 24, 1995 and November 25, 1994
(In thousands, except for share data)

                                          1996            1995           1994
Net Sales                                $   15,429     $   12,681     $  14,506

Costs and operating expenses (Notes 1 and 3)
     Cost of sales                           10,291          8,218         9,536
     Selling and administrative expenses      4,234          4,140         4,094

                                             14,525         12,358        13,630
     Operating income                           904            323           876
Other income (expense), net (Note 7)            539            412          (44)
     Income before taxes on income            1,443            735         832
Taxes on income (Notes 1 and 8)                 586            297           322

     Net income                          $      857     $      438     $     510
Per common share:
     Net income (Note 1)                 $      .59     $      .30     $     .34
     Dividends declared                  $      .20     $      .20     $     .20

Weighted average share outstanding       1,458,568      1,482,117      1,480,548

STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended November 29, 1996,
November 24, 1995 and November 25, 1994
(In thousands, except for share data)

                                                      Additional
                              Common Stock            Paid-in       Retained     Unrealized   Treasury Stock
                           Shares      Amount         Capital       Earnings     Gains        Shares    Amount
Balance, November 26, 1993  1,533,042  $ 1,533       $ 1,109        $ 7,332         -          57,125     $  310
Net income for the year             -        -             -            510         -               -          -
Sale of treasury stock              -        -             -            (20)        -          (6,200)       (40)
Less dividends on common
  stock ($.20 per share)            -        -             -           (296)        -               -          -
Balance, November 25, 1994  1,533,042    1,533         1,109          7,526         -          50,925        270
Net income for year                 -        -             -            438         -               -          -
Marketable Sec (note 1 )            -        -             -              -       356               -          -
Less dividends on common
  stock ($.20 per share)            -        -             -           (297)        -               -          -
Balance, November 24, 1995  1,533,042    1,533         1,109          7,667       356          50,925        270
Net income for year                 -        -             -            857         -               -          -
Purchase of treasury stock          -        -             -            (20)        -          86,952        467
Marketable Sec (note 1 )            -        -             -              -        (1)              -          -
Less dividends on common
  stock ($.20 per share)            -        -             -           (290)        -               -          -
Balance, November 29, 1996  1,533,042  $ 1,533       $ 1,109        $ 8,234       355          137,877    $  737

       See accompanying notes to financial statements
                   PENOBSCOT SHOE COMPANY

BALANCE SHEETS

November 29, 1996 and November 24, 1995
(In thousands)

ASSETS                                               1996     1995
   CURRENT ASSETS:
      Cash and cash equivalents (Note 1)               548   1,301
      Marketable securities (Notes 1 and 2)          3,299   3,271
      Receivables (Note 8):
          Trade, less allowances of $470 and $468    3,292   3,460
          Refundable income taxes                        -       -
          Other                                         27      32
      Inventories (Notes 1 and 3)                    4,036   3,054
      Prepaid expenses and other (Notes 4 and 8)       433     341

          TOTAL CURRENT ASSETS                      11,635  11,459

   PROPERTY AND EQUIPMENT (Note 1):
      Land                                              66      66
      Land improvements                                  4       4
      Buildings and improvements                     1,417   1,413
      Machinery and equipment                          298   1,546

                                                     1,785   3,029
      Less accumulated depreciation and amortization 1,584   2,660
          NET PROPERTY ANDEQUIPMENT                    201     369

   TOTAL ASSETS                                    $11,836 $11,828

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES:
      Accounts payable                             $   502 $   791
      Accruals (Notes 1 and 6)
          Salaries, wages and commissions              159      44
          Retirement plan                              183     189
          Income taxes                                 188     105
          Other                                        141      84
      Dividends payable                                 70      74
          TOTAL CURRENT LIABILITIES                  1,243   1,287

   DEFERRED INCOME TAXES (Notes 1 and 8)                99     146

   COMMITMENTS AND CONTINGENCIES
      (Notes 4, 5, 6 and 9)

   SHAREHOLDERS' EQUITY (Note 9):
      Common stock, $1 par - shares
          authorized 2,000,000; issued 1,533,042     1,533   1,533
      Additional paid-in capital                     1,109   1,109
      Retained earnings                              8,234   7,667

                                                    10,876  10,309
      Unrealized gain on marketable securities
          (Note 1)                                     355     356
      Less treasury stock, at cost,
	     137,877 and 50,925 shares   		     	             737     270
          TOTAL SHAREHOLDERS' EQUITY                10,494  10,395

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $11,836 $11,828

See accompanying notes to financial statements
PENOBSCOT SHOE COMPANY

STATEMENT OF CASH FLOWS

For the Years Ended November 29, 1996,
November 24, 1995 and November 25, 1994
(In thousands)

                                                     1996     1995      1994
Cash flows from operating activities:
  Net income                                          $ 857    $ 438     $ 510
  Adjustments to reconcile net income to net cash
       provided (used) by operating activities:
          Depreciation and amortization                  87      128       133
          Provision for losses on accounts receivable   132       67        44
          Gain on sale of marketable securities        (226)    (178)      (65)
          (Gain) loss on sale property and equipment     20        -                     (2)
          Deferred income taxes                         (48)     (11)       67
          Changes in operating assets and liabilities:
               Receivables                               41      183       227
               Inventories                             (982)    (585)     (260)
               Prepaid expenses and other               (90)     (65)      (70)
               Accounts payable                        (289)     261      (303)
               Accruals                                 249       29      (208)
               Dividends payable                         (4)       -         -

                  Total adjustments                  (1,110)    (171)     (437)

       Net cash provided (used) by operating activities(253)     267        73

Cash flows from investing activities:
   Proceeds from sale of marketable securities        1,554      949     1,143
   Purchase of marketable securities                 (1,358)    (890)   (1,124)
   Proceeds from sale of property and equipment          81        -         2
   Purchase of property and equipment                   (20)     (36)      (24)
       Net cash provided (used) by investing activities 257       23        (3)

Cash flows from financing activities:
   Dividends paid                                      (290)    (297)     (296)
   Purchase (sale) of treasury stock                   (467)       -        20

       Net cash (used) by investing activities         (757)    (297)     (276)

       Net increase (decrease) in cash and cash
           equivalents                                 (753)      (7)     (206)
Cash and cash equivalents at beginning of year        1,301    1,308     1,514

Cash and cash equivalents at end of year               $548   $1,301    $1,308

Supplemental Disclosure of Cash Flow Information
Payments for income taxes amounted to $553,000, $284,000 and $465,000 in 1996, 1995 and 1994, respectively. Cash paid for interest expense in 1996 and 1994 was $3,000. Unrealized gains on marketable securities were $594,000 and $596,000 in 1996 and 1995, respectively.

       See accompanying notes to financial statements
                   PENOBSCOT SHOE COMPANY

NOTES TO FINANCIAL STATEMENTS

(1) Summary of Business Operations and Significant Accounting Policies

Business Operations:

The Company is engaged in the design, importing and sale of women's casual, sport and leisure footwear, including fashion boots and sandals, for the retail market throughout North America.

Fiscal Year:

The Company's fiscal year ends on the last Friday in November. Fiscal 1996 included 53 weeks while the years 1995 and 1994 each included 52 weeks.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities:

Effective November 26, 1994, the Company accounts for investments in debt and equity securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Previously, the Company accounted for these investments at the lower of aggregate cost or market. Upon the adoption of SFAS No. 115, the Company recorded an unrealized gain of $133,604, net of tax, as a separate component of stockholders' equity. During fiscal 1995 the unrealized gain increased by $222,755, and during 1996 the gain decreased by $1,517 to a year end balance of $354,842, net of tax. The Company classifies the debt and equity securities as available-for-sale securities, and therefore records them at fair market value.

The cost of securities sold is based on the first-in, first-out method in the determination of realized gains and losses. Unrealized gains and losses are recorded as a separate component of stockholders' equity. Realized gains and losses are recognized in the results of operations.

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

Retirement Plan:

The Company has a defined benefit retirement plan covering substantially all employees. The Company's policy is to fund retirement cost as accrued. Plan assets consist principally of equity securities and corporate and US Government obligations. The plan was fully funded at November 29, 1996.

Financial Instruments and Concentrations of Credit Risk:

The fair values of debt securities and equity investments are based on quoted market prices at the reported date for those investments. The estimated fair value of the Company's other financial instruments, which include cash, trade receivables and accounts payable, approximate their carrying value. At November 29, 1996 and November 24, 1995, the Company's trade recievables were primarily due from the retail trade. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses relating to customers have consistently been within management's expectations.

Income Per Share:

Net income per share amounts are based on the weighted average number of common shares outstanding.

Cash Equivalents:

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes:

Income taxes are based on income (loss) for financial reporting purposes and reflect a current tax liability (asset) for the estimated taxes payable (recoverable) in the current-year tax return and changes in deferred taxes. Deferred tax liabilities or assets are recognized for the estimated tax effects of temporary differences between financial reporting and taxable income (loss) and for tax credit and loss carryforwards based on enacted tax laws and rates.

Effect of Accounting Pronouncement Not Adopted:

The effect of adopting Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," has not been estimated. The Company is required to adopt the disclosure requirements of FAS No. 123 during the year ended November 28, 1997.

(2) Marketable Securities

At November 29, 1996 and November 24, 1995, marketable securities consist of the following (in thousands):
          			          Fair Market Value	            Cost
   	                     1996	     1995        1996        1995

Preferred and
   common stock	      $ 1,406	   $ 1,018     $   917     $   638
U.S. Government and
   U.S. Government
   agency obligations	  1,524      1,889       1,428       1,694
Mutual funds	   	          73	        53          62          47
Corporate bonds	 	        296	       311         298         295

Total	                $ 3,299    $ 3,271     $ 2,705     $ 2,674



Gross unrealized gains and losses at November 29, 1996, were $597,000 and $3,000, respectively. Gross unrealized gains and losses at November 24, 1995, were $597,000 and $1,000, respectively.

The contractual maturity of debt securities are summarized as follows at November 29, 1996:
                                   Cost  Fair Market
                                            Value
Within 1 year                  $     99  $    102
After 1 year through 5 years        613       622
After 5 years through 10 years      618       638
After 10 years                      396       458

Total debt securities          $  1,726  $  1,820

(3) Inventories

Inventories are summarized as follows (in thousands):

                             1996      1995
FIFO Cost:
   Finished shoes          $ 4,358  $  3,355
   Shoes in process              -        22
   Raw materials                20       232

                             4,378     3,609
Excess of FIFO cost over
   LIFO inventory value       (342)     (555)

                         $   4,036 $   3,054

The Company uses the LIFO method because it more realistically reflects operating results by charging current costs against current revenues. Certain companies in the same industry use the first-in, first-out ("FIFO") method. Had the Company's inventory been stated using the FIFO method, the inventory would be greater by approximately $342,000 and $555,000 at November 29, 1996 and November 24, 1995, respectively. Reported net income would have been lower by approximately $127,000 ($.09 per share), $84,000 ($.06 per share) and $125,000 ($.08 per share) in 1996, 1995 and 1994, respectively.

During 1996, 1995 and 1994, cost of sales included charges for goods carried at prior years' LIFO values which were less than the cost of current purchases. This result was to increase net income by approximately $205,000 ($.14 per share), $182,000 ($.12 per share) and $82,000 ($.06 per share) in
1996, 1995 and 1994, respectively.

(4) Retirement Plan

The Company has a retirement plan covering substantially all of its employees.

The following table sets forth the plan's funded status at November 29, 1996 and November 24, 1995 (in thousands):

Actuarial present value of                       1996        1995
   benefit obligation:
Accumulated benefit obligation,
   including vested benefits of
    $2,778 and $2,742                           $ (3,205)    $ (2,824)

Projected benefit obligation                    $ (3,319)    $ (3,017)
Unrecognized net gain from
   past experience difference from
   that assumed                                   (1,351)      (1,184)
Plan assets at fair market value                   5,085        4,604
Prior service cost not yet recognized
     in net periodic pension cost                      9           10                           )
Unrecognized transition assets being
     amortized over 15 years                        (198)        (231)

Prepaid pension cost                            $    226     $    182

Net periodic pension expense (credit) in 1996, 1995 and 1994 included the following (in thousands):

                          1996       1995       1994
Service cost            $   43      $  33       $   37
Interest cost              239        218          216
Return on plan assets     (294)      (278)        (297)
Net amortization
   and deferral            (32)       (35)         (30)
Net periodic pension
   expense (credit)     $  (44)     $ (62)      $  (74)

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 6%, respectively. The expected long-range rate of return on assets was 7.5%.

5) Short-term Borrowings

At November 29, 1996, the Company had a line of credit of $3,750,000 for letters of credit and short-term borrowings. Borrowings under this arrangement are unsecured and bear interest at the bank's "base rate." There were no short-term borrowings during fiscal 1995. During fiscal 1996 and 1994, the maximum amount of short-term borrowings under these arrangements was $315,000 and $400,000 respectively, with an interest rate paid of 8.25% and 7.75%. At November 29, 1996, commitments against letters of credit were approximately $987,000.

(6)  Commitments and Contingencies

Supplemental retirement benefit:

The Company provides retirement benefits to its former chief executive officer in accordance with a supplemental retirement plan approved by the Board of Directors. The present value of the estimated future payments under this benefit program of $183,000 in 1996 and $189,000 in 1995 are reflected in the accompanying financial statements as accrued retirement plan. Retirement payments under this program amounted to $20,000 in both 1996 and 1995.


Employment death benefit:

The Board of Directors has voted to make payments to spouses and minor children of certain officers in the aggregate amount of approximately $357,000 in the event of officers' deaths while employed.

Litigation:

In September 1987, the Company and numerous other parties entered into two Administrative Orders by Consent issued by the U.S. Environmental Protection Agency and the Maine Department of Environmental Protection regarding the removal of hazardous wastes from two locations in Maine. The Company initially established a loss contingency of $75,000 to cover anticipated liabilities in these two proceedings. Costs totaling $14,000 have been incurred to date.

(7)  Other Income (Expense), Net

Other income (expense), net, consists of the following (in thousands):

                     1995    1995    1994
Interest income      $  200  $  218  $  173
Dividend income          23      25      25
Gain on sale
   of securities        226     178      65
Interest expense         (3)      -      (3)
Litigation settlement   100       -    (300)
Other, net               (7)     (9)     (4)

                     $  539  $  412  $  (44)

(8)  Taxes on Income (Credit)

The provision (credit) for income taxes is comprised of the following (in thousands):

Fiscal Year              Current     Deferred     Total
1996:
     Federal            $   472     $   (37)     $  435
     State                  162         (11)        151

                        $   634     $   (48)     $  586

1995:
     Federal            $   296     $    (8)     $  288
     State                   12          (3)          9

                            308         (11)        297

1994:
     Federal            $   204     $    51      $  255
     State                   51          16          67

                        $   255     $    67      $  322

Deferred tax assets (liabilities) are comprised of the following
(in thousands)

                                   1996      1995
Deferred tax asset:
Accounts receivable reserves       $ 189     $ 188
Inventory valuation                   33        31
Deferral related to
   marketable securities            (239)     (240)
Basis difference of accrued
   liabilities                       132       134

                                   $ 115     $ 113

Deferred tax liability:
Depreciation                        ( 99)     (146)


A reconciliation on income at the United States statutory rate to the effective rate follows:

                     1995    1995    1994
Taxes on income
  computed at the
  United States
  statutory rate      34.0%   34.0%   34.0%

State and local
  taxes, net of
  federal benefit      6.1     5.5     5.1

Dividends
  received
  deduction            (.4)    (.8)    (.7)

Other - net             .9     1.7      .3
Effective tax rate    40.6%   40.4%   38.7%



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

                               1995    1995    1994
Outstanding at
    beginning of year          29,800  29,800  31,000
Granted (price of $5.00
    per share)                      -       -   5,000
Exercised (price of
    $3.125 per share)               -       -  (6,200)
Outstanding at end of
    year (prices range
    from $3.125 to $5.00
    per share)                 29,800  29,800  29,800

Available for grant
    at end of year             33,000  33,000  33,000

(10)  Summarized Quarterly Results of Operations
      (unaudited)

                      (In thousands except
                          per share data)

                    1996     1995
First quarter
    Revenue         $4,225   $3,120
    Gross profit     1,385    1,054
    Net income         224       14
    Net income
      per common share .15      .01

Second quarter
    Revenue          $3,024  $2,455
    Gross profit        951     827
    Net income (loss)    31     (27)
    Net income (loss)
      per common share  .02    (.02)

Third quarter
    Revenue          $3,865   $3,872
    Gross profit      1,168    1,285
    Net income          196      133
    Net income
      per common share  .13      .09

Fourth quarter
    Revenue          $4,315   $3,234
    Gross profit      1,635    1,297
    Net income          406      318
    Net income
      per common share  .29      .21


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Penobscot Shoe Company
Old Town, Maine

We have audited the accompanying balance sheets of Penobscot Shoe Company as of November 29, 1996 and November 24, 1995, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penobscot Shoe Company at November 29, 1996 and November 24, 1995, and the results of its operations and its cash flows for each of the three years in the period ended November 29, 1996, in conformity with generally accepted accounting principles.

	As discussed in Note 1 to the financial statements, the Company changed its method of accounting for investments in debt and equity securities in fiscal
1995.

Boston, Massachusetts
January 10, 1997



BDO Seidman, LLP


                  SELECTED FINANCIAL DATA

         (In thousands, except per share amounts)

                               1996        1995         1994        1993        1992
Selected Financial Data
  Net Sales                    $  15,429    $  12,681  $  14,506     $  14,861   $14,170
  Income  Before Taxes         $   1,443    $     735  $     832     $   1,087   $  1,341
  Net Income                   $     857    $     438  $     510     $     663   $  879
  Net Income  per Share        $     .59    $     .30  $     .34     $     .45   $  .60
  Cash Dividends Declared per
     Common Share              $     .20    $     .20  $     .20     $     .20   $   .20

At year-end:
  Total Assets                 $  11,836    $  11,828  $  11,026     $  11,290   $ 10,388
  Working Capital              $  10,392    $  10,172  $   9,568     $   9,212   $ 8,832
  Shareholders' Equity         $  10,494    $  10,395  $   9,898     $   9,664   $ 9,278
  Book Value per Common Share
     Outstanding at Year End   $    7.52    $    7.01  $    6.68     $    6.55   $  6.31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources:

Penobscot Shoe Company's net working capital increased by $220,000 during 1996, compared to an increase of $604,000 and $356,000 in 1995 and 1994, respectively. Working capital at the end of 1996 was $10,392,000, compared to $10,172,000 at the end of 1995 and $9,568,000 at the end of 1994. The
current ratio for each of the last three years was 8.1 to 1, 8.9 to 1 and
10.6 to 1, respectively.

The Statement of Cash Flows for the year ended November 29, 1996, shows a decrease in cash and cash equivalents of $753,000. The Company's operations used $253,000 during 1996, primarily due to increased inventory. The payment of the Company's quarterly dividend amounted to $290,000 during 1996. During 1996, the Company used $467,000 to purchase treasury stock.

During 1996, the total value of the Company's inventory which included both domestically assembled and imported footwear increased by $982,000. In 1995, the inventory had increased by $585,000 from 1994. The increase in inventory in fiscal 1996 was due to larger purchases of imported footwear in advance of 1997 shipment. In both 1996 and 1995, the portion of inventory comprised of domestically assembled footwear decreased, reducing the amount of inventory carried at prior years' LIFO values. As a result, in each of the last two years cost of sales was charged for goods carried at prior years' LIFO values which were significantly less than the cost of current purchases. The effect of these LIFO liquidations was to increase earnings by $205,000, or $.14 per share, and $182,000, or $.12 per share, in 1996 and 1995, respectively.

The increase in marketable securities was primarily due to the adoption of Statement of Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" on November 26, 1994. As a result of the adoption of this accounting standard, marketable securities includes $594,000 of unrealized gain and a deferred tax liability of $239,000 is recorded on the balance sheet as an offset to prepaid expenses and other. The increases in accruals and prepaid expenses, and the decrease in accounts receivable and accounts payable were a result of timing.

Management believes that Penobscot Shoe Company remains financially well structured to consider a variety of financing options should the need arise and will make choices depending on economic conditions at the time. Options available include conversion of marketable securities held by the Company into cash and cash equivalents. The Company also has an established line of credit of $3,750,000 with a major bank available at the bank's base rate should the need arise. The Company had no material commitments for capital expenditures as of November 29, 1996.

Results of Operations:

Net sales for 1996 increased 22% from the preceding year which had decreased by 13% from 1994. Total pairs of footwear shipped increased by approximately 15% from 1995, and the average selling price per pair increased by approximately 6%. Most of the increase in the average selling price per pair was a result of the product mix rather than price increases.

The Company's business is characterized by two major selling seasons, one for the Fall retail season and the other for the Spring retail season. Sales for the Fall season generally account for slightly more than half of a year's sales, while the Spring sales account for the balance.

Cost of sales was 67% of net sales in 1996 and 65% in 1995 and 66% in 1994.
The gross profit percentage was 33%, 35% and 34% in 1996, 1995 and 1994 respectively. Costs related to the closure of the Company's domestic assembly factory in 1996 reduced margins by approximately 1%. The closing of the factory in Old Town, Maine, was in response to a decline in the portion of the product line which had been assembled at that facility. The resulting inefficiencies reached a point at which it was no longer economically viable to operate the factory.

Selling and administrative costs increased by approximately $94,000, or 2%, from 1995. In 1995, these expenses had increased by approximately 1% from 1994. The increase in the current year was mainly due to costs variable on sales.

In the fiscal year 1996, other income amounted to $539,000, pre-tax, including $226,000 in gains from the sales of securities and interest income of $200,000. Also in 1996, other income was increased by a gain of $100,000 related to the settlement of litigation. In 1995 gains from the sales of securities amounted to $178,000, pre-tax, and interest income amounted to $218,000.

During fiscal 1996, the Company's effective income tax rate was 41%. During 1995 the rate was 40% and 1994 the effective rate was 39%. In all three years the effective income tax rate consisted of State and Federal income taxes.

TROTTERS sales growth in 1996 was the result of several factors. Improved product sell through, as indicated by a 26% increase in our in-stock business, sales programs and expanded penetration into key retail segments all contributed to this success.

Future growth will be dependent on further expansion of TROTTERS distribution in the highly competitive women's footwear market and the strength of the retail footwear environment.

MARKET FOR THE COMPANY'S COMMON STOCK AND
RELATED SECURITY HOLDER MATTERS

Principal Market, Transfer Agent and Registrar

The principal market on which the Company's Common Stock is traded is the American Stock Exchange. The Transfer Agent and Registrar for the Company's Common Stock is Chemical Mellon Shareholder Services, 111 Founders Plaza,
E. Hartford, CT 06108. As of November 29, 1996, there were 239 holders of record of the Company's Common Stock.

Stock Price and Dividend Information

The table presents the high and low sales prices as reported by the American
Stock Exchange, and dividend information for the Company's Common Stock for each quarterly period during the past two years.

                    First   Second   Third    Fourth
                    Quarter Quarter  Quarter  Quarter
1996
   High             4 7/8    6 1/4    5 7/8    6 3/8
   Low              4 1/4    4 7/8    4 3/4    5 3/8
   Dividends        $.05     $.05     $.05     $.05

1995
   High             4 7/8    5        4 3/4    4 3/4
   Low              4        4 3/8    4 3/8    4 3/16
   Dividends        $.05     $.05     $.05     $.05


PENOBSCOT SHOE COMPANY
PO BOX 545, OLD TOWN, MAINE 04468

TROTTERS