Form 10-K, Exhibit 13
period 1997-11-28
PENOBSCOT SHOE CO
filed 1998-02-26
CIK 77326

PENOBSCOT SHOE COMPANY 1997 ANNUAL REPORT


DIRECTORS


IRVING KAGAN                  	GERALD E. RUDMAN
Chairman of the Board         	Senior Partner,
                              	Rudman & Winchell (Law firm)

JAMES L. MOODY, JR.           	FRANCIS J. GUTHRIE
Retired Chairman of the Board  Executive Vice President
Hannaford Bros. Co.           	Marketing and Sales
                         						Fortis Benefits Insurance Company

JOHN I. RIDDLE                	PAUL HANSEN
Retail Real Estate and        	President and
Shopping Center Consultant    	Chief Executive Officer


OFFICERS


PAUL HANSEN                   	WILHELM PFANDER
President and                 	Vice President-Manufacturing
Chief Executive Officer

DAVID L. KEANE                	WILLIAM HOSKINS
Treasurer and                 	Vice President-Sales
Vice President
Finance and Administration

GERALD E. RUDMAN
Corporate Clerk

                                                  		February 6, 1998

TO OUR SHAREHOLDERS...

Net sales for the fiscal year ended November 28, 1997, were $14,826,000, down 4% from $15,429,000 last year. Net income for fiscal 1997 was $444,000, or $.32 per share, compared to $857,000, or $.59 per share, in fiscal 1996.

LIFO gains for the full year were approximately $.14 per share in each of the two years, 1997 and 1996. It is not expected that LIFO accounting will have any significant impact on earnings for fiscal 1998.

For the fourth quarter of fiscal 1997, net sales were $4,421,000, up 2% from $4,315,000 a year ago. Net income for the current quarter was $156,000, or $.11 per share, down from net income of $406,000, or $.29 per share in the same quarter last year.

During the fourth quarter, net sales included significant shipments of surplus inventory at reduced prices as a result of the weak retail footwear environment that existed much of the year. LIFO gains amounted to approximately $.01 per share in the current quarter compared to approximately $.13 per share in the fourth quarter a year ago.

The Company expects 1998 to produce a moderate increase in sales, fueled primarily by new products and greater penetration into top accounts.


Sincerely,


Irving Kagan                  	Paul Hansen
Chairman of the Board         	President and Chief Executive Officer

                           STATEMENTS OF INCOME

                  For the Years Ended November 28, 1997,
                 November 29, 1996 and November 24, 1995
                   (In thousands, except for share data)
                                          1997            1996           1995
Net Sales                                $   14,826     $   15,429     $  12,681
Costs and operating expenses (Notes 1 and 3)
     Cost of sales                           10,266         10,291         8,218
     Selling and administrative expenses      4,181          4,234         4,140

                                             14,447         14,525        12,358
     Operating income                           379            904           323
Other income (expense), net (Note 7)            372            539           412
     Income before taxes on income              751          1,443           735
Taxes on income (Notes 1 and 8)                 307            586           297

     Net income                          $      444     $      857     $     438


                                    12



Per common share:
     Net income (Note 1)                 $      .32     $      .59     $     .30
     Dividends declared                  $      .20     $      .20     $     .20

Weighted average share outstanding        1,391,000      1,458,568     1,482,117

                  STATEMENTS OF SHAREHOLDERS' EQUITY
                For the Years Ended November 28, 1997,
               November 29, 1996 and November 24, 1995
                (In thousands, except for share data)

                                                     Additional
                              Common Stock            Paid-in       Retained     Unrealized      Treasury Stock
                           Shares      Amount         Capital       Earnings       Gains        Shares    Amount
Balance, November 25, 1994  1,533,042   $1,533        $1,109         $7,526        $  -         50,925       $270
Net income for year                 -        -             -            438           -              -          -
Marketable securities (note 1 )     -        -             -              -         356              -          -
Dividends paid ($.20 per share)     -        -             -           (297)          -              -          -
Balance, November 24, 1995  1,533,042    1,533         1,109          7,667         356         50,925        270
Net income for year                 -        -             -            857           -              -          -
Purchase of treasury stock          -        -             -              -           -         86,952        467
Marketable securities (note 1 )     -        -             -              -          (1)             -          -
Dividends paid ($.20 per share)     -        -             -           (290)          -              -          -
Balance, November 29, 1996  1,533,042    1,533         1,109          8,234         355        137,877        737
Net income for the year             -        -             -            444           -              -          -
Purchase of treasury stock	        	-        -             -              -           -         13,974         81
Exercise of stock options           -        -             -             (9)          -         (3,800)       (19)
Marketable securities (note 1)     	-        -             -              -		 94		     -          -
Dividends paid ($.20 per share)     -        -             -           (277)          -              -          -
Balance, November 28, 1997  1,533,042   $1,533	      $1,109         $8,392	     $449	     148,051    	 $799

               See accompanying notes to financial statements
                          PENOBSCOT SHOE COMPANY

                              BALANCE SHEETS
                 November 28, 1997 and November 29, 1996
                              (In thousands)

ASSETS                                               1997     1996
   CURRENT ASSETS:
      Cash and cash equivalents (Note 1)               403     548
      Marketable securities (Notes 1, 2 and 5)       3,457   3,299
      Receivables (Notes 1,8 and 10):
          Trade, less allowances of $478 and $470    3,733   3,292
          Other                                         20      27
      Inventories (Notes 1 and 3)                    4,283   4,036
      Prepaid expenses and other (Notes 4 and 8)       382     433

          TOTAL CURRENT ASSETS                      12,278  11,635
                                  13



   PROPERTY AND EQUIPMENT (Note 1):
      Land                                              66      66
      Land improvements                                  5       4
      Buildings and improvements                     1,437   1,417
      Machinery and equipment                          403     298

                                                     1,911   1,785
      Less accumulated depreciation and amortization 1,618   1,584
          NET PROPERTY ANDEQUIPMENT                    293     201

   TOTAL ASSETS                                    $12,571 $11,836

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES:
      Accounts payable                             $   597 $   502
     	Notes payable (Note 5)	                          750	     -
      Accruals (Notes 1 and 6)
          Salaries, wages and commissions               43     159
          Retirement plan                              176     183
          Income taxes                                   7     188
          Other                                        136     141
      Dividends payable                                 69      70
          TOTAL CURRENT LIABILITIES                  1,778   1,243

   DEFERRED INCOME TAXES (Notes 1 and 8)               109      99

   COMMITMENTS AND CONTINGENCIES
      (Notes 4, 5, 6, 9 and 10)

   SHAREHOLDERS' EQUITY (Notes 1 and 9):
      Common stock, $1 par - shares
          authorized 2,000,000; issued 1,533,042     1,533   1,533
      Additional paid-in capital                     1,109   1,109
      Retained earnings                              8,392   8,234

                                                    11,034  10,876
      Unrealized gain on marketable securities
          (Notes 1 and 2)                              449     355
      Less treasury stock, at cost,
	     148,051 and 137,877 shares                       799     737
          TOTAL SHAREHOLDERS' EQUITY                10,684  10,494

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $12,571 $11,836


                See accompanying notes to financial statements
                          PENOBSCOT SHOE COMPANY




                                   14


                         STATEMENT OF CASH FLOWS

                 For the Years Ended November 28, 1997,
                November 29, 1996 and November 24, 1995
                             (In thousands)

                                                     1997     1996      1995
Cash flows from operating activities:
  Net income                                          $ 444    $ 857     $ 438
  Adjustments to reconcile net income to net cash
       provided (used) by operating activities:
          Depreciation and amortization                 101       87       128
          Provision for losses on accounts receivable   171      132        67
          Gain on sale of marketable securities        (228)    (226)     (178)
          (Gain) loss on sale property and equipment     (7)      20         -
          Deferred income taxes                          54      (48)      (11)
          Changes in operating assets and liabilities:
               Receivables                             (605)      41       183
               Inventories                             (247)    (982)     (585)
               Prepaid expenses and other               (56)     (90)      (65)
               Accounts payable                          95     (289)      261
               Accruals                                (309)     249        29
               Dividends payable                         (1)      (4)        -
                  Total adjustments                  (1,033)  (1,110)     (171)
       Net cash provided(used) by operating activities (589)    (253)      267

Cash flows from investing activities:
   Proceeds from sale of marketable securities        1,474    1,554       949
   Purchase of marketable securities                 (1,246)  (1,358)     (890)
   Proceeds from sale of property and equipment           7       81         -
   Purchase of property and equipment                  (192)     (20)      (36)
       Net cash provided by investing activities         43      257        23

Cash flows from financing activities:
   Notes payable	                               						  750	       -         -
   Dividends paid                                      (278)    (290)     (297)
   Purchase of treasury stock                        	  (83)    (467)        -
   Exercise of stock options				                         12	       -         -
       Net cash provided(used) by investing activities  401     (757)     (297)

       Net (decrease) in cash and cash equivalents     (145)    (753)       (7)
Cash and cash equivalents at beginning of year          548     1,301    1,308

Cash and cash equivalents at end of year               $403    $  548   $1,301

Supplemental Disclosure of Cash Flow Information
Payments for income taxes amounted to $434,000, $553,000 and $284,000 in 1997, 1996 and 1995, respectively. Cash paid for interest expense in 1997 and 1996 was $35,000 and $3,000, respectively. There was no interest paid in 1995. Unrealized gains on marketable securities were $752,000, $594,000 and $596,000 in 1997, 1996 and 1995, respectively.

              See accompanying notes to financial statements
                        PENOBSCOT SHOE COMPANY

NOTES TO FINANCIAL STATEMENTS

(1) Summary of Business Operations and Significant Accounting Policies Business Operations:

The Company is engaged in the design, importing and sale of women's casual and tailored footwear, including boots and sandals, for the retail market throughout the United States.

Fiscal Year:

The Company's fiscal year ends on the last Friday in November. Fiscal years 1997 and 1995 included 52 weeks while the year 1996 included 53 weeks.

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

Retirement Plan:

The Company has a defined benefit retirement plan covering substantially all employees. The Company's policy is to fund retirement cost as accrued. Plan assets consist principally of equity securities and corporate and US Government obligations. The plan was fully funded at November 28, 1997.
                                  16

Financial Instruments and Concentrations of Credit Risk:

The fair values of debt securities and equity investments are based on quoted market prices at the reported date for those investments. The estimated fair value of the Company's other financial instruments, which include cash, trade receivables notes payable to bank and accounts payable, approximate their carrying value. At November 28, 1997 and November 29, 1996, the Company's trade receivables were primarily due from the retail trade. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses relating to customers have consistently been within management's expectations.

Income Per Share:

Net income per share amounts are based on the weighted average number of common shares outstanding. Common stock equivalents, consisting of outstanding stock options, are included in the computation when their effect is dilutive.

Cash Equivalents:

The Company considers all highly liquid instruments with a maturities of three months or less when purchased to be cash equivalents.

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

Stock Based Compensation:

Effective November 30, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options at their intrinsic value with disclosure of the effects of fair value accounting on net earnings (loss) and earnings (loss) per share on a pro forma basis (See note 9).

New Accounting Pronouncements Not Adopted:

Statement of Financial Standards No. 128 "Earnings per Share," (SFAS No. 128) issued by the Financial Accounting Standards Board, establishes standards for computing and presenting earnings per share. The effect of adopting SFAS
No. 128 is not expected to be material. The Company is required to adopt the disclosure requirements of SFAS No. 128 during the year ended November 27, 1998.

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS No. 130) establishes standards for reporting and display of comprehensive income, its components, and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items are required to be recognized under current accounting standards as components of comprehensive income reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas, and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS No. 130 and SFAS No. 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

Advertising:

The Company expenses advertising costs as incurred. Advertising expense was approximately $618,000, $569,000 and $528,000 in 1997, 1996 and 1995
respectively.

(2) Marketable Securities

At November 28, 1997 and November 29, 1996, marketable securities consisted of the following (in thousands):
                 		    Fair Market Value	            Cost
   	                     1997	     1996        1997        1996

Preferred and
   common stock	      $ 2,176	   $ 1,406     $ 1,519     $   917
U.S. Government and
   U.S. Government
   agency obligations	    795      1,524         746       1,428
Mutual funds	   	         109	        73          95          62
Corporate bonds	 	        377        296         345         298

Total	                $ 3,457    $ 3,299     $ 2,705     $ 2,705

Gross unrealized gains and losses at November 28, 1997, were $757,000 and $5,000, respectively. Gross unrealized gains and losses at November 29, 1996, were $597,000 and $3,000, respectively.
                                  18

The contractual maturity of debt securities are summarized as follows at November 28, 1997:
                               Fair Market
                                  Value      Cost
Within 1 year                  $      -   $      -
After 1 year through 5 years        267        263
After 5 years through 10 years      578        556
After 10 years                      327        272

Total debt securities          $  1,172   $  1,091


(3) Inventories

Inventories are summarized as follows (in thousands):

                             1997      1996
FIFO Cost:
   Finished shoes          $ 4,318  $  4,358
   Raw materials                15        20

                             4,333     4,378
Excess of FIFO cost over
   LIFO inventory value        (50)     (342)

                           $ 4,283  $  4,036

The Company uses the LIFO method because it more realistically reflects operating results by charging current costs against current revenues.
Some companies in the same industry use the first-in, first-out ("FIFO") method. Had the Company's inventory been stated using the FIFO method, the inventory would be greater by approximately $50,000 and $342,000 at November 28, 1997 and November 29, 1996, respectively. Reported net income would have been lower by approximately $172,000 ($.12 per share), $127,000 ($.09 per share) and $84,000 ($.06 per share) in 1997, 1996 and 1995, respectively.

During 1997, 1996 and 1995, cost of sales included charges for goods carried at prior years' LIFO values which were less than the cost of current purchases. This result was to increase net income by approximately $201,000 ($.14 per share), $205,000 ($.14 per share) and $182,000 ($.12 per share) in
1996, 1995 and 1994, respectively.

(4) Retirement Plan

The Company has a retirement plan covering substantially all of its employees.

The following table sets forth the plan's funded status at November 28, 1997 and November 29, 1996 (in thousands):




                                  19



Actuarial present value of                       1997        1996
   benefit obligation:
Accumulated benefit obligation,
   including vested benefits of
    $3,023 and $3,090                           $ (3,131)    $ (3,205)

Projected benefit obligation                    $ (3,341)    $ (3,319)
Unrecognized net gain from
   past experience difference from
   that assumed                                   (2,071)      (1,351)
Plan assets at fair market value                   5,856        5,085
Prior service cost not yet recognized
     in net periodic pension cost                      7            9                           )
Unrecognized transition assets being
     amortized over 15 years                        (165)        (198)

Prepaid pension cost                            $    286     $    226

Net periodic pension expense (credit) in 1997, 1996 and 1995 included the following (in thousands):

                          1997       1996       1995
Service cost            $   55      $  43       $   33
Interest cost              235        239          218
Return on plan assets     (309)      (294)        (278)
Net amortization
   and deferral            (41)       (32)         (35)
Net periodic pension
   expense (credit)     $  (60)     $ (44)      $  (62)

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 6%, respectively. The expected long-range rate of return on assets was 7.5%.

5) Short-term Borrowings

At November 28, 1997, the Company has a line of credit of $4,750,000 for letters of credit and short-term borrowings. Borrowings under this arrangement are secured by the company's marketable securities portfolio and bear interest at the bank's prime rate minus 1.5%. There were no short-term borrowings during fiscal 1995. During fiscal 1997 and 1996, the maximum amount of short-term borrowings under these arrangements was $1,500,000 and $315,000 respectively, with an interest rate paid of 7.00% and 8.25%. At November 28, 1997, commitments against letters of credit were approximately $313,000.

(6)  Commitments and Contingencies

Supplemental retirement benefit:

The Company provides retirement benefits to its former chief executive officer in accordance with a supplemental retirement plan approved by the Board of Directors. The present value of the estimated future payments under this benefit program of $176,000 in 1997 and $183,000 in 1996 is reflected in the accompanying financial statements as accrued retirement plan. Retirement payments under this program amounted to $20,000 in both 1997 and 1996.

Employment death benefit:

The Board of Directors has voted to make payments to spouses and minor children of certain officers in the aggregate amount of approximately $244,000 in the event of officers' deaths while employed.

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

(7)  Other Income (Expense), Net

Other income (expense), net, consists of the following (in thousands):
                     1997    1996    1995
Interest income      $  154  $  200  $  218
Dividend income          28      23      25
Gain on sale
   of securities        229     226     178
Interest expense        (35)     (3)      -
Litigation settlement     -     100       -
Other, net               (4)     (7)     (9)

                     $  372  $  539  $  412

(8)  Taxes on Income (Credit)

The provision (credit) for income taxes is comprised of the following (in thousands):

Fiscal Year              Current     Deferred     Total
1997:
     Federal            $   194     $    41      $  235
     State                   59          13          72

                        $   253     $    54      $  307
                                  21



1996:
     Federal            $   472     $   (37)     $  435
     State                  162         (11)        151

                        $   634     $   (48)     $  586

1995:
     Federal            $   296     $    (8)     $  288
     State                   12          (3)          9

                        $   308     $   (11)     $  297

Deferred tax assets (liabilities) are comprised of the following
(in thousands)

                                   1997      1996
Deferred tax asset:
Accounts receivable reserves       $ 193     $ 188
Inventory valuation                   22        31
Deferral related to
   marketable securities            (303)     (240)
Basis difference of accrued
   liabilities                        95       134

                                   $   7     $ 113
Deferred tax liability:
Depreciation                       $   6     $  (8)
Deferral related to prepaid
   pension costs		                 	(115)      (91)

					                              $(109)    $ (99)

A reconciliation on income at the United States statutory rate to the effective rate follows:

                     1997    1996    1995
Taxes on income
  computed at the
  United States
  statutory rate      34.0%   34.0%   34.0%

State and local
  taxes, net of
  federal benefit      6.3     6.1     5.5

Dividends received
  deduction            (.8)    (.4)    (.8)

Other - net            1.4      .9     1.7
Effective tax rate    40.9%   40.46   40.4%

(9)  Stock Options Plan

The Company has a nonqualified stock option plan (the "Plan") designed to reward key employees of the Company. Options are available for the purchase of shares of the Company's common stock at an exercise price as determined by the Board of Directors, but at a price not less than the fair market value of the common stock at the time the option in granted. The Plan provides that options for the purchase of up to 75,000 shares of common stock may be granted, of which 33,000 shares remained available at November 28, 1997. Changes in the outstanding options under the Plan are summarized as follows:


                               1997    1996    1995
Outstanding at
    beginning of year          29,800  29,800  29,800
Exercised (price of
    $3.125 per share)          (3,800)      -       -
Outstanding at end of
    year (prices range
    from $3.125 to $5.00
    per share)                 26,000  29,800  29,800
Weighted average exercise
    price			                   $3.486  $3.439  $3.439

Available for grant
    at end of year             33,000  33,000  33,000


The weighted average remaining contractual life of the shares at November 28, 1997 is 4.1 years. The Company accounts for its stock based compensation using the intrinsic value method. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at grant dates for awards under the plan consistent with the method of Statement of Financial
Accounting Standards No. 123, the Company's net income and earnings per share for fiscal 1995, 1996 and 1997 would not have been affected, as options were neither granted nor vested during these years.


(10) Significant Sales and Concentration of Credit Risk

In 1997, 1996 and 1995, the Company derived revenues from a single customer totaling $1,909,000, $2,134,000 and $1,407,000, respectively. Included in accounts receivable are amounts due from this customer of approximately
$608,000 and $605,000 at November 28, 1997 and November 29, 1996, respectively.




(11)  Summarized Quarterly Results of Operations
      (unaudited)

                      (In thousands except per share data)

                    1997     1996
First quarter
    Revenue          $4,103   $4,225
    Gross profit      1,330    1,385
    Net income          149      224
    Net income
      per common share  .11      .15

Second quarter
    Revenue          $2,439   $3,024
    Gross profit        845      951
    Net income (loss)   (54)      31
    Net income (loss)
      per common share (.04)     .02

Third quarter
    Revenue          $3,864   $3,865
    Gross profit      1,230    1,168
    Net income          193      196
    Net income
      per common share  .14      .13

Fourth quarter
    Revenue          $4,420   $4,315
    Gross profit      1,155    1,635
    Net income          157      406
    Net income
      per common share  .11      .29



            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                        Penobscot Shoe Company
                           Old Town, Maine

We have audited the accompanying balance sheets of Penobscot Shoe Company as of November 28, 1997 and November 29, 1996, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penobscot Shoe Company at November 28, 1997 and November 29, 1996, and the results of its operations and its cash flows for each of the three years in the period ended November 28, 1997, in conformity with generally accepted accounting principles.

Boston, Massachusetts
January 13, 1998

BDO Seidman, LLP

                        SELECTED FINANCIAL DATA
               (In thousands, except per share amounts)

                               1997        1996         1995       1994        1993
Selected Financial Data
  Net Sales                    $  14,826    $  15,429   $  12,681    $  14,506   $14,861
  Income  Before Taxes         $     751    $   1,443   $     735    $     832   $ 1,087
  Net Income                   $     444    $     857   $     438    $     510   $   663
  Net Income  per Share        $     .32    $     .59   $     .30    $     .34   $   .45
  Cash Dividends Declared per
     Common Share              $     .20    $     .20   $     .20    $     .20   $   .20

At year-end:
  Total Assets                 $  12,571    $  11,836   $  11,828    $  11,026   $ 11,290
  Working Capital              $  10,500    $  10,392   $  10,172    $   9,568   $  9,212
  Shareholders' Equity         $  10,684    $  10,494   $  10,395    $   9,898   $  9,664
  Book Value per Common Share
     Outstanding at Year End   $    7.71    $    7.52   $    7.01    $    6.68   $   6.55

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources:

Penobscot Shoe Company's net working capital increased by $108,000 during 1997, compared to an increase of $220,000 and $604,000 in 1996 and 1995, respectively. Working capital at the end of 1997 was $10,500,000, compared to $10,392,000 at the end of 1996 and $10,172,000 at the end of 1995. The current ratio for each of the last three years was 6.9 to 1, 8.1 to 1 and 8.9 to 1, respectively.

The Statement of Cash Flows for the year ended November 28, 1997, shows a decrease in cash and cash equivalents of $145,000. The Company's operations used $589,000 during 1997, primarily due to increased accounts receivable. The payment of the Company's quarterly dividend amounted to $277,000 during 1997. During 1997, the Company used $192,000 for capital purchases, mainly new and upgraded data processing equipment, and used $72,000 to purchase treasury stock. Borrowings under the terms of the Company's existing credit line were used to fund short-term cash needs in the fourth quarter of fiscal 1997. These borrowings provided $750,000 during 1997.

During 1997, the total value of the Company's inventory increased by $247,000. In 1996, the inventory had increased by $985,000 from 1995. Inventory as measured in pairs of footwear actually decreased slightly in 1997. A reduction in the LIFO reserve during 1997 accounted for the decrease in inventory value. In both 1997 and 1996, the portion of inventory comprised of domestically assembled footwear decreased, reducing the amount of inventory carried at prior years' LIFO values. As a result, in each of the last two years cost of sales was charged for goods carried at prior years' LIFO values which were significantly less than the cost of current purchases. The effect of these LIFO liquidations was to increase earnings by $201,000, or $.14 per share, and $205,000, or $.14 per share, in 1997 and 1996, respectively. As of the end of fiscal 1997, there was no remaining domestic inventory. Therefore, it is not expected that LIFO accounting will have any significant impact on earnings for for fiscal year 1998.

The increase in marketable securities was primarily due to the adoption of Statement of Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" on November 26, 1994. As a result of the adoption of this accounting standard, marketable securities includes $752,000 of unrealized gain and a deferred tax liability of $303,000 is recorded on the balance sheet as an offset to prepaid expenses and other. The increases in accounts receivable and accounts payable and the decreases in accrued expenses were primarily a result of timing.

Management believes that Penobscot Shoe Company remains financially well structured to consider a variety of financing options should the need arise and will make choices depending on economic conditions at the time. Options available include conversion of marketable securities held by the Company into cash and cash equivalents. The Company also has an established line of credit of $4,750,000 with a major bank available at the bank's prime rate minus 1.5%. The Company had no material commitments for capital expenditures as of November 28, 1997.


Results of Operations:

Net sales for 1997 decreased 4% from the preceding year which had increased by 22% from 1995. Total pairs of footwear shipped were approximately the same in 1997 as in 1996. A poor winter boot season affected the first quarter of 1997 and was followed by unseasonable weather in much of the country resulting in weak demand for Spring merchandise. Despite some short-term up-ticks in the retail environment for footwear later in the year, much of fiscal 1997 suffered from general weakness in the footwear market. During the fourth quarter the Company sold surplus footwear at reduced prices. This had the effect of reducing the overall average selling price per pair, which decreased approximately 2% from the prior year.

The Company's business is characterized by two major selling seasons, one for the Fall retail season and the other for the Spring retail season. Sales for the Fall season generally account for slightly more than half of a year's sales, while the Spring sales account for the balance.

Cost of sales was 69% of net sales in 1997, 67% in 1996 and 65% in 1995. The gross profit percentage was 31% , 33% and 35% in 1997, 1996 and 1995 respectively. The previously discussed sale of surplus footwear during 1997 was responsible for this lower margin. In 1996, costs related to the closure of the Company's domestic assembly factory reduced margins by approximately 1%.

Selling and administrative costs decreased by approximately $53,000, or 1%, from 1996. In 1996, these expenses had increased by approximately 2% from 1995. The decrease in the current year was mainly due variable costs.

In 1997, other income totaled $372,000, pre-tax. Gains from the sales of securities amounted to $233,000, pre-tax, and interest income amounted to $150,000. In the fiscal year 1996, other income amounted to $539,000, pre-tax, including $226,000 in gains from the sales of securities and interest income of $200,000. Also in 1996, other income was increased by a gain of $100,000 related to the settlement of litigation.

The Company is required to adopt the disclosure requirements of SFAS No. 128 during the year ended November 27, 1998. SFAS No. 130 and SFAS No. 131 are effective for financial statements beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures





               MARKET FOR THE COMPANY'S COMMON STOCK AND
                   RELATED SECURITY HOLDER MATTERS

Principal Market, Transfer Agent and Registrar

The principal market on which the Company's Common Stock is traded is the American Stock Exchange. The Transfer Agent and Registrar for the Company's Common Stock is Chase Mellon Shareholder Services, 111 Founders Plaza,
E. Hartford, CT 06108. As of November 28, 1997, there were 222 holders of record of the Company's Common Stock.

Stock Price and Dividend Information

The table presents the high and low sales prices as reported by the American
Stock Exchange, and dividend information for the Company's Common Stock for each quarterly period during the past two years.

                    First   Second   Third    Fourth
                    Quarter Quarter  Quarter  Quarter
1997
   High             7 1/8    6 3/4    6 11/16  6 3/8
   Low              5 3/8    5 1/4    5 1/2    5 3/4
   Dividends        $.05     $.05     $.05     $.05

1996
   High             4 7/8    6 1/4    5 7/8    6 3/8
   Low              4 1/4    4 7/8    4 3/4    5 3/8
   Dividends        $.05     $.05     $.05     $.05


PENOBSCOT SHOE COMPANY
PO BOX 545, OLD TOWN, MAINE 04468

TROTTERS