Form 10-K, Exhibit 13
period 1998-11-27
PENOBSCOT SHOE CO
filed 1999-02-25
CIK 77326

                 PENOBSCOT SHOE COMPANY 1998 ANNUAL REPORT

DIRECTORS


IRVING KAGAN                       	GERALD E. RUDMAN
Chairman of the Board and          	Retired Senior Partner,
Chief Executive Officer            	Rudman & Winchell (Law firm)

JAMES L. MOODY, JR.                	FRANCIS J. GUTHRIE
Retired Chairman of the Board       Executive Vice President
Hannaford Bros. Co.                	Marketing and Sales
                         	         	Fortis Benefits Insurance Company

JOHN I. RIDDLE
Retail Real Estate and
Shopping Center Consultant


OFFICERS


WILHELM PFANDER				            WILLIAM HOSKINS
Vice President-Manufacturing	 	Vice President-Sales

DAVID L. KEANE                	GERALD E. RUDMAN
Treasurer and                 	Corporate Clerk
Vice President
Finance and Administration

IRVING KAGAN
Chairman of the Board and
Chief Executive Officer


                                                  		February 1, 1999

TO OUR SHAREHOLDERS...

Net sales for the fiscal year ended November 27, 1998, were $19,607,000, up 32% from $14,826,000 last year. Net income for fiscal 1998 was $1,486,000, or $1.08 per share, compared to $444,000, or $.32 per share, in fiscal 1997.

For the fourth quarter of fiscal 1998, net sales were $4,950,000, up 12% from $4,421,000 a year ago. Net income for the current quarter was $499,000, or $.36 per share, up from net income of $156,000, or $.11 per share in the same quarter last year.

This year's increase in net sales and the resulting profits were primarily due to the strong performance of Trotters at retail. A combination of appealing styles and improved distribution led to the growth. The Company's focus in 1999 will be to continue its successful styling efforts while looking for opportunities to further grow the business.

The death in December 1998 of Paul Hansen, our CEO and President, has saddened us all. Paul first joined Penobscot in 1958 as a production employee. His dedication and hard work through the years contributed to both the success of the Company and to his reaching the position of CEO in 1994. Having had the pleasure of mentoring Paul during his career with Penobscot, I enjoyed working with him for these many years, particularly since 1994 when he replaced me as Chief Executive Officer. I will miss him as I resume the role of Chief Executive Officer on an interim basis.


Sincerely,


Irving Kagan, Chairman
Chief Executive Officer

                           STATEMENTS OF INCOME

                  For the Years Ended November 27, 1998,
                 November 28, 1997 and November 29, 1996
                   (In thousands, except for share data)
                                            1998            1997           1996
Net Sales (Note 11)                      $   19,607     $   14,826     $  15,429
Costs and operating expenses (Notes 1,3 and 4)
     Cost of sales                           12,868         10,266        10,291
     Selling and administrative expenses      4,664          4,181         4,234

                                             17,532         14,447        14,525
     Operating income                         2,075            379           904
     Other income (Note 7)                      483            372           539
     Income before taxes on income            2,558            751         1,443
     Taxes on income (Notes 1 and 8)          1,072            307           586

Net income                               $    1,486     $      444     $     857


Per common share (Note 10):
     Basic                               $     1.08     $      .32     $     .59
     Diluted                             $     1.07     $      .32     $     .58

     Dividends declared                  $      .20     $      .20     $     .20


                  STATEMENTS OF SHAREHOLDERS' EQUITY
                For the Years Ended November 27, 1998,
               November 28, 1997 and November 29, 1996
                (In thousands, except for share data)

                                                     Additional
                              Common Stock            Paid-in       Retained     Unrealized      Treasury Stock
                           Shares      Amount         Capital       Earnings       Gains        Shares    Amount
Balance, November 24, 1995  1,533,042    1,533         1,109          7,667         356         50,925        270
Net income for year                 -        -             -            857           -              -          -
Purchase of treasury stock          -        -             -              -           -         86,952        467
Marketable securities (Note 1 )     -        -             -              -          (1)             -          -
Dividends paid ($.20 per share)     -        -             -           (290)          -              -          -
Balance, November 29, 1996  1,533,042    1,533         1,109          8,234         355        137,877        737
Net income for the year             -        -             -            444           -              -          -
Purchase of treasury stock         	-        -             -              -           -         13,974         81
Exercise of stock options           -        -             -             (9)          -         (3,800)       (19)
Marketable securities (Note 1)     	-        -             -              -		        94              -          -
Dividends paid ($.20 per share)     -        -             -           (277)          -              -          -
Balance, November 28, 1997  1,533,042    1,533 	       1,109          8,392	        449	       148,051    	   799
Net income for the year             -        -             -          1,486           -              -          -
Purchase of treasury stock         	-        -             -              -           -         11,701         71
Sale of stock options               -        -             -              -		         -         (5,000)       (31)
Marketable securities (Note 1)     	-        -             -              -		         6		            -          -
Dividends paid ($.20 per share)     -        -             -           (276)          -              -          -
Balance, November 27, 1998  1,533,042   $1,533	       $1,109         $9,602	       $455	       154,752    	  $839

               See accompanying notes to financial statements
                          PENOBSCOT SHOE COMPANY

                              BALANCE SHEETS
                 November 27, 1998 and November 28, 1997
                              (In thousands)

ASSETS                                               1998     1997
   CURRENT ASSETS:
      Cash and cash equivalents (Note 1)               454     403
      Marketable securities (Notes 1, 2 and 5)       3,757   3,457
      Receivables (Notes 1 and 11):
          Trade, less allowances of $526 and $478    3,806   3,733
          Other                                         19      20
      Inventories (Notes 1 and 3)                    6,568   4,283
      Prepaid expenses and other (Notes 4 and 8)       575     382

          TOTAL CURRENT ASSETS                      15,179  12,278

   PROPERTY AND EQUIPMENT (Note 1):
      Land                                              66      66
      Land improvements                                  5       5
      Buildings and improvements                     1,443   1,437
      Machinery and equipment                          425     403

                                                     1,939   1,911
      Less accumulated depreciation and amortization 1,725   1,618
          NET PROPERTY ANDEQUIPMENT                    214     293

   TOTAL ASSETS                                    $15,393 $12,571

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES:
      Accounts payable                             $ 1,088 $   597
     	Notes payable (Note 5)	                        1,475     750
      Accruals (Notes 1 and 6)
          Salaries, wages and commissions              313      43
          Retirement plan                              168     176
          Income taxes                                 129       7
          Other                                        123     136
      Dividends payable                                 69      69
          TOTAL CURRENT LIABILITIES                  3,365   1,778

   DEFERRED INCOME TAXES (Notes 1 and 8)               168     109

   COMMITMENTS AND CONTINGENCIES
      (Notes 4, 5, 6 and 9)

   SHAREHOLDERS' EQUITY (Notes 1 and 10):
      Common stock, $1 par - shares
          authorized 2,000,000; issued 1,533,042     1,533   1,533
      Additional paid-in capital                     1,109   1,109
      Retained earnings                              9,602   8,392

                                                    12,244  11,034
      Unrealized gain on marketable securities
          (Notes 1 and 2)                              455     449
      Less treasury stock, at cost,
	     154,752 and 148,051 shares                       839     799
          TOTAL SHAREHOLDERS' EQUITY                11,860  10,684
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $15,393 $12,571


                See accompanying notes to financial statements
                          PENOBSCOT SHOE COMPANY



                         STATEMENT OF CASH FLOWS

                 For the Years Ended November 27, 1998,
                November 28, 1997 and November 29, 1996
                             (In thousands)

                                                     1998     1997      1996
Cash flows from operating activities:
  Net income                                        $ 1,486    $ 444      857
  Adjustments to reconcile net income to net cash
       used by operating activities:
          Depreciation and amortization                 107      101       87
          Provision for losses on accounts receivable   243      171      132
          Gain on sale of marketable securities        (381)    (228)    (226)
          (Gain) loss on sale property and equipment      -       (7)      20
          Deferred income taxes                         (70)      54      (48)
          Changes in operating assets and liabilities:
               Receivables                             (315)    (605)      41
               Inventories                           (2,285)    (247)    (982)
               Prepaid expenses and other               (68)     (56)     (90)
               Accounts payable                         491       95     (289)
               Accruals                                 371     (309)     249
               Dividends payable                          -       (1)      (4)
                  Total adjustments                  (1,907)  (1,033)  (1,110)
       Net cash used by operating activities           (421)    (589)    (253)

Cash flows from investing activities:
   Proceeds from sale of marketable securities        1,556    1,474     1,554
   Purchase of marketable securities                 (1,465)  (1,246)   (1,358)
   Proceeds from sale of property and equipment           -        7        81
   Purchase of property and equipment                  (28)     (192)      (20)
       Net cash provided by investing activities        63        43       257

Cash flows from financing activities:
   Notes payable	                               	       725	     750         -
   Dividends paid                                      (276)    (278)     (290)
   Purchase of treasury stock                        	  (71)     (83)     (467)
   Sale of treasury stock					                           31        -         -
   Exercise of stock options				                          -	      12         -
       Net cash provided(used) by investing activities  409      401      (757)

       Net (decrease) in cash and cash equivalents       51     (145)     (753)
Cash and cash equivalents at beginning of year          403      548     1,301

Cash and cash equivalents at end of year             $  454   $  403    $  548

Supplemental Disclosure of Cash Flow Information
Payments for income taxes amounted to $1,019,000, $434,000 and $553,000 in 1998, 1997 and 1996, respectively. Cash paid for interest expense in 1998,1997 and 1996 was $45,000, $35,000 and $3,000 respectively. Net unrealized gains on marketable securities were $762,000, $752,000 and $594,000 in 1998, 1997 and
1996, respectively.

              See accompanying notes to financial statements
                        PENOBSCOT SHOE COMPANY

NOTES TO FINANCIAL STATEMENTS

(1) Summary of Business Operations and Significant Accounting Policies Business Operations:

The Company is engaged in the design, importing and sale of women's casual and tailored footwear, including boots and sandals, for the retail market throughout North America.

Fiscal Year:

The Company's fiscal year ends on the last Friday in November, which results in a 52 or 53 week year. Fiscal years 1998 and 1997 included 52 weeks while the year 1996 included 53 weeks.

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

Retirement Plan:

The Company has a defined benefit retirement plan covering substantially all employees. The Company's policy is to fund retirement cost as accrued. Plan assets consist principally of equity securities and corporate and US Government obligations. The plan was fully funded at November 27, 1998.

Financial Instruments and Concentrations of Credit Risk:

The fair values of debt securities and equity investments are based on quoted market prices at the reported date for those investments. The estimated fair value of the Company's other financial instruments, which include cash, trade receivables notes payable to bank and accounts payable, approximate their carrying value. At November 27, 1998 and November 28, 1997, the Company's trade receivables were primarily due from the retail trade. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses relating to customers have consistently been within management's expectations.

Income Per Share:

Effective November 29, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128). SFAS No. 128 requires the presentation of both basic and diluted earnings per share and replaces previously required standards for computing and presenting earnings per share. Earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the new requirements of SFAS No. 128. (See Note 10)

Cash Equivalents:

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

New Accounting Pronouncements Not Adopted:

In June 1997, the Financial Accounting Standards Board issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

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

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits" (SFAS No. 132), which revises employers' disclosures about pension and other postretirement benefit plans, but does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminate certain disclosures that are no longer considered useful.

SFAS 132 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management does not expect implementation of this new standard to materially affect future financial state ment disclosures.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value.
If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition or (i) the changes in the fair value of the hedged asset or liability or (ii) the earnings effect of the hedged forecasted transition. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on November 27, 1999 to affect its financial statements.

Advertising:

The Company expenses advertising costs as incurred. Advertising expense was approximately $553,000, $618,000 and $569,000 in 1998, 1997 and 1996
respectively.

(2) Marketable Securities

At November 27, 1998 and November 28, 1997, marketable securities consisted of the following (in thousands):
                 		    Fair Market Value	            Cost
   	                       1998	     1997        1998        1997

Preferred and
   common stock	        $ 2,083	   $ 2,176     $ 1,466     $  1,519
U.S. Gov't. and
   U.S. Gov't.
   agency obligations	      908        795         830          746
Mutual funds	   	           376	       109         354           95
Corporate bonds	 	          390        377         345          345

Total	                  $ 3,757    $ 3,457     $ 2,995      $ 2,705

Gross unrealized gains and losses at November 27, 1998, were $801,000 and $39,000, respectively. Gross unrealized gains and losses at November 28, 1997, were $757,000 and $5,000, respectively.

The contractual maturity of debt securities are summarized as follows at November 27, 1998:
                               Fair Market
                                  Value      Cost
Within 1 year                  $     51   $     51
After 1 year through 5 years        371	       352
After 5 years through 10 years      581        536
After 10 years                      295        236

Total debt securities          $  1,298   $  1,175


(3) Inventories

Inventories are summarized as follows (in thousands):

                             1998      1997
FIFO Cost:
   Finished shoes          $ 6,618  $  4,318
   Raw materials                11        15

                             6,629     4,333
Excess of FIFO cost over
   LIFO inventory value        (61)      (50)

                           $ 6,568  $  4,283

The Company uses the LIFO method because it more realistically reflects operating results by charging current costs against current revenues.
Some companies in the same industry use the first-in, first-out ("FIFO") method. Had the Company's inventory been stated using the FIFO method, the inventory would be greater by approximately $61,000 and $50,000 at November 27, 1998 and November 28, 1997, respectively. Reported net income would have been higher by approximately $7,000 ($.01 per basic and diluted common share), in 1998, and lower by approximately $172,000 ($.12 per basic and diluted common share) and $127,000 ($.09 per basic and diluted common share) in 1997 and 1996, respectively.

During 1997 and 1996, cost of sales included charges for goods carried at prior years' LIFO values which were less than the cost of current purchases. This result was to increase net income by approximately $201,000 ($.14 per basic and diluted common share), $205,000 ($.14 per basic and diluted common share) in 1997 and 1996, respectively. No such charges were included in cost of sales during 1998.

(4) Retirement Plan

The Company has a retirement plan covering substantially all of its employees.

The following table sets forth the plan's funded status at November 27, 1998 and November 28, 1997 (in thousands):

Actuarial present value of                       1998       1997
   benefit obligation:
Accumulated benefit obligation,
   including vested benefits of
    $3,030 and $3,023                           $ (3,118)    $ (3,131)

Projected benefit obligation                    $ (3,335)    $ (3,341)
Unrecognized net gain from
   past experience difference from
   that assumed                                   (2,574)      (2,071)
Plan assets at fair market value                   6,443        5,856
Prior service cost not yet recognized
     in net periodic pension cost                      5            7
Unrecognized transition assets being
     amortized over 15 years                        (132)        (165)

Prepaid pension cost                            $    407     $    286

Net periodic pension expense (credit) in 1998, 1997 and 1996 included the following (in thousands):

                          1998       1997      1996
Service cost            $   53      $  55      $   43
Interest cost              236        235         239
Return on plan assets     (343)      (309)       (294)
Net amortization
   and deferral            (67)       (41)        (32)
Net periodic pension
   expense (credit)     $ (121)     $ (60)     $  (44)

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 6%, respectively. The expected long-range rate of return on assets was 7.5%.

5) Short-term Borrowings

At November 27, 1998, the Company has a line of credit of $4,750,000 for letters of credit and short-term borrowings. Borrowings under this arrangement are secured by the company's marketable securities portfolio and currently bear interest at the bank's prime rate minus 1.5%.During fiscal 1998, 1997 and 1996, the maximum amount of short-term borrowings under these arrangements was $1,475,000, $1,500,000 and $315,000 respectively, with an interest rate paid of 6.25%, 7.25% and 8.25%.
At November 27, 1998, commitments against letters of credit were approximately $204,000.

(6)  Commitments and Contingencies

Supplemental retirement benefit:

The Company provides retirement benefits to its former chief executive officer in accordance with a supplemental retirement plan approved by the Board of Directors. The present value of the estimated future payments under this benefit program of $168,000 in 1998 and $176,000 in 1997 is reflected in the accompanying financial statements as accrued retirement plan. Retirement payments under this program amounted to $20,000 in both 1998 and 1997.

Employment death benefit:

The Board of Directors has voted to make payments to spouses and minor children of certain officers in the aggregate amount of approximately $244,000 in the event of officers' deaths while employed. In December 1998, the Company incurred a death benefit liability in the amount of approximately $165,000 due to the death of an officer subsequent to year end.

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

(7)  Other Income, Net

Other income, net, consists of the following (in thousands):
                     1998    1997    1996
Interest income      $  126  $  154  $  200
Dividend income          30      28      23
Gain on sale
   of securities        381     229     226
Interest expense        (45)    (35)     (3)
Litigation settlement     -       -     100
Other, net               (9)     (4)     (7)

                     $  483  $  372  $  539

(8)  Taxes on Income (Credit)

The provision (credit) for income taxes is comprised of the following (in thousands):

Fiscal Year              Current     Deferred     Total
1998:
     Federal            $   880     $   (54)    $   826
     State                  262         (16)        246

                        $ 1,142     $   (70)    $ 1,072

1997:
     Federal            $   194     $    41      $  235
     State                   59          13          72

                        $   253     $    54      $  307

1996:
     Federal            $   472     $   (37)     $  435
     State                  162         (11)        151

                        $   634     $   (48)     $  586


Deferred tax assets (liabilities) are comprised of the following
(in thousands)

                                   1998      1997
Deferred tax asset:
Accounts receivable reserves       $ 212     $ 193
Inventory valuation                  135        22
Deferral related to
   marketable securities            (307)     (303)
Basis difference of accrued
   liabilities                        92        95

                                   $ 132     $   7
Deferred tax liability:
Depreciation                       $  (4)    $   6
Deferral related to prepaid
   pension costs		                 	(164)     (115)

			                         		     $(168)    $(109)

A reconciliation on income at the United States statutory rate to the effective rate follows:

                     1998    1997    1996
Taxes on income
  computed at the
  United States
  statutory rate      34.0%   34.0%   34.0%

State and local
  taxes, net of
  federal benefit      6.1     6.3     6.1

Dividends received
  deduction            (.3)    (.8)    (.4)

Other - net            2.1     1.4      .9
Effective tax rate    41.9%   40.9%   40.6%

(9)  Stock Options Plan

The Company has a nonqualified stock option plan (the "Plan") designed to reward key employees of the Company. Options are available for the purchase of shares of the Company's common stock at an exercise price as determined by the Board of Directors, but at a price not less than the fair market value of the common stock at the time the option in granted. The Plan provides that options for the purchase of up to 75,000 shares of common stock may be granted, of which 33,000 shares remained available at November 27, 1998. Changes in the outstanding options under the Plan are summarized as follows:


                               1998    1997    1996
Outstanding at
    beginning of year          26,000  29,800  29,800
Exercised (price of
    $3.125 per share)               -  (3,800)      -
Outstanding at end of
    year (prices range
    from $3.125 to $5.00
    per share)                 26,000  26,000  29,800
Weighted average exercise
    price			                   $3.486  $3.486  $3.439

Available for grant
    at end of year             33,000  33,000  33,000

The weighted average remaining contractual life of the shares at November 27, 1998 is 3.1 years. The Company accounts for its stock based compensation using the intrinsic value method. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share for fiscal 1998, 1997 and 1996 would not have been affected, as options were neither granted nor vested during these years.

(10) Net Income Per Share of Common Stock

The Company follows Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS No. 128) issued by the Financial Accounting Standards Board. Under SFAS No. 128, the basic and diluted net earnings per share of common stock for the years ended November 27, 1998,
November 28, 1997 and November 29, 1996 are computed by dividing net income by the weighted average number of common shares outstanding during the
period.   The weighted average number of shares outstanding is summarized as follows:

                         					    1998           1997         1996
Denominator for basic
 income per share:
     Weighted average common
     shares outstanding	       1,376,643      1,391,000      1,458,568
Potential dilutive
common shares:
     Stock options                12,574         12,924         10,569
Denominator for diluted
income per share               1,389,217      1,403,924      1,469,137

The above calculations include all securities outstanding at November 27, 1998, November 28, 1997 and November 29, 1996, as no securities are considered to be antidilutive.

(11) Significant Sales and Concentration of Credit Risk

In 1998, 1997 and 1996, the Company derived revenues from a single customer totaling $2,691,000, $1,909,000 and $2,134,000, respectively. Included in accounts receivable are amounts due from this customer of approximately $532,000 and $608,000 at November 27, 1998 and November 28, 1997, respectively.


(12)  Summarized Quarterly Results of Operations
      (unaudited)

                      (In thousands except per share data)

                   		  		1998     1997
First quarter
    Revenue         		 	      	$4,784   $4,103
    Gross profit     	  	  	  	 1,612    1,330
    Net income         		    		   348      149
    Net income per common share:
      Basic			  	    		           .25      .11
     	Diluted			             		   .25      .11

Second quarter
    Revenue               		 		$4,236   $2,439
    Gross profit        	    		 1,303      845
    Net income (loss)   	    		   133      (54)
    Net income (loss)per common share:
      Basic				   		              .10     (.04)
     	Diluted		             			   .10     (.04)

Third quarter
    Revenue                				$5,637   $3,864
    Gross profit           				 1,855    1,230
    Net income          	    		   506      193
    Net income per common share:
      Basic			  		                .37      .14
     	Diluted		             			   .36      .14

Fourth quarter
    Revenue         				       $4,950   $4,420
    Gross profit      			       1,969    1,155
    Net income          			       499      157
    Net income per common share
      Basic		 				                .36      .11
     	Diluted		            			    .36      .11


            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                        Penobscot Shoe Company
                           Old Town, Maine

We have audited the accompanying balance sheets of Penobscot Shoe Company as of November 27, 1998 and November 28, 1997, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penobscot Shoe Company at November 27, 1998 and November 28, 1997, and the results of its operations and its cash flows for each of the three years in the period ended November 27, 1998, in conformity with generally accepted accounting principles.

Boston, Massachusetts
January 12, 1999

BDO Seidman, LLP

                        SELECTED FINANCIAL DATA
               (In thousands, except per share amounts)

                                  1998        1997        1996         1995       1994
Selected Financial Data
  Net Sales                   $  19,607    $  14,826    $  15,429   $  12,681    $  14,506
  Income  Before Taxes        $   2,558    $     751    $   1,443   $     735    $     832
  Net Income                  $   1,486    $     444    $     857   $     438    $     510
  Net Income per Common Share
     	Basic			               	$    1.08    $     .32    $     .59   $     .30    $     .34
     	Diluted			              $    1.07  	 $     .32    $     .58   $     .30    $     .34

  Cash Dividends Declared per
     Common Share             $     .20    $     .20    $     .20   $     .20    $     .20

At year-end:
  Total Assets                $  15,393    $  12,571    $  11,836   $  11,828    $  11,026
  Working Capital             $  11,814    $  10,500    $  10,392   $  10,172    $   9,568
  Shareholders' Equity        $  11,860    $  10,684    $  10,494   $  10,395    $   9,898
  Book Value per Common Share
     Outstanding at Year End  $    8.60    $    7.71    $    7.52   $    7.01    $    6.68

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources:

Penobscot Shoe Company's net working capital increased by $1,314,000 during 1998, compared to an increase of $108,000 and $220,000 in 1997 and 1996, respectively. Working capital at the end of 1998 was $11,814,000, compared to $10,500,000 at the end of 1997 and $10,392,000 at the end of 1996. The current ratio for each of the last three years was 4.5 to 1, 6.9 to 1 and 9.4 to 1, respectively.

The Statement of Cash Flows for the year ended November 27, 1998, shows an increase in cash and cash equivalents of $51,000. The Company's operations used $421,000 during 1998, primarily due to increased inventory purchases. The payment of the Company's quarterly dividend amounted to $276,000 during 1998. During 1998, the Company used $28,000 for capital purchases, mainly new and upgraded data processing equipment, and used $40,000 for net treasury stock purchases. Borrowings under the terms of the Company's existing credit line were used to fund short-term cash needs in the second half of fiscal 1998. These borrowings totaled $1,475,000 at November 27, 1998.

During 1998, the total value of the Company's inventory increased by $2,285,000. In 1997, the inventory had increased by $247,000 from 1996. Much of this increase in inventory was a result of a buildup of key styles in response to the rapid growth in sales volume that was experienced in the second half of fiscal 1998. The styles that comprise the bulk of the inventory remain very strong. The inventory increase in 1997 was a result of reduction in the LIFO reserve.

The increase in marketable securities was consistent with the trend toward higher market values in the debt and equity markets in 1998.

Management believes that Penobscot Shoe Company remains financially well structured to consider a variety of financing options should the need arise and will make decisions based on economic conditions at the time. Options available include conversion of marketable securities held by the Company into cash and cash equivalents. The Company also has an established line of credit of $4,750,000 with a major bank available at the bank's prime rate minus 1.5%. The Company had no material commitments for capital expenditures as of November 27, 1998.


Results of Operations:

Net sales for 1998 increased 32% from the preceding year which had decreased by 4% from 1996. The increase in net sales and the resulting profits were primarily due to the strong performance of Trotters at retail. A combination of appealing styles and improved distribution led to the growth. Most of the increase was a result of increased volume. The average price increased approximately 4% from last year.

The Company's business is characterized by two major selling seasons, one for the Fall retail season and the other for the Spring retail season. Sales for the Fall season generally account for slightly more than half of a year's sales, while the Spring sales account for the balance.

Cost of sales was 66% of net sales in 1998, 69% in 1997 and 67% in 1996. The gross profit percentage was 34% , 31% and 33% in 1998, 1997 and 1996 respectively. The margin in 1997 was lower due to a higher percentage of surplus product sold during that year. The current year benefited from cost efficiencies realized as a result of the higher volume of pairs produced.

Selling and administrative costs increased by approximately $483,000, or 12%, from 1997. In 1997, these expenses had decreased by approximately 1% from 1996. The increase in the current year was due to higher sales and marketing expenditures and higher compensation costs.

In 1998, other income totaled $483,000, pre-tax. Gains from the sales of securities amounted to $381,000, and interest income amounted to $126,000. In the fiscal year 1997, other income amounted to $372,000, pre-tax, including $228,000 in gains from the sales of securities and interest income of $154,000.

The Company is required to adopt the financial reporting disclosure requirements of SFAS No. 130, SFAS No. 131 and SFAS No. 132 during the year ended
November 26, 1999. Additionally, the Company is required to adopt the provisions of SFAS No. 133 for fiscal 2000. Management does not expect the implementation of these new standards to materially affect future financial statements and disclosures.

The Company's focus in 1999 will be to continue its successful styling efforts while looking for opportunities to further grow the business.

The Company is continuing its assessment of Year 2000 exposure as it pertains to management and operational information systems, key outside vendor and key customer Year 2000 compliance programs. The assessment of all in-house data processing systems is being supervised and conducted by the Company's in-house information technology staff. Based on the Company's assessment to date, the Company presently believes that with minor modifications to existing software, the Year 2000 issue will not pose significant operational problems for its computer systems. Plans to address areas of particular concern are expected to be finalized by February 28, 1999. At this time, the Company is unable to determine the actual cost of correcting any deficiencies found during the assessment, however, based on the fact that no significant unanticipated remedial costs have been identified to date, the Company does not anticipate that the ultimate costs of any required remediation will be significant.

The Company's ongoing assessment of Year 2000 risks relating to non-information technology components such as internal telecommunications, heating and ventilation equipment has not revealed any problem.

The Company is in the process of communication with its significant suppliers, shippers, telecommunications companies and customers to determine the extent to which the Company may be vulnerable to a failure by any of these third parties to remediate their own Year 2000 issues. The Company is in the process of identifying contingency arrangements to minimize the adverse impact of third party Year 2000 problems that could interfere with the Company's operations.

               MARKET FOR THE COMPANY'S COMMON STOCK AND
                   RELATED SECURITY HOLDER MATTERS

Principal Market, Transfer Agent and Registrar

The principal market on which the Company's Common Stock is traded is the American Stock Exchange. The Transfer Agent and Registrar for the Company's Common Stock is Chase Mellon Shareholder Services, 111 Founders Plaza,
E. Hartford, CT 06108. As of November 27, 1998, there were 208 holders of record of the Company's Common Stock.

Stock Price and Dividend Information

The table presents the high and low sales prices as reported by the American
Stock Exchange, and dividend information for the Company's Common Stock for each quarterly period during the past two years.

                    First   Second   Third    Fourth
                    Quarter Quarter  Quarter  Quarter
1998
   High             5 7/8    6 3/4    8 3/8    8 3/8
   Low              5 1/8    5 3/8    6 1/4    6 1/16
   Dividends        $.05     $.05     $.05     $.05

1997
   High             7 1/8    6 3/4    6 11/16  6 3/8
   Low              5 3/8    5 1/4    5 1/2    5 3/4
   Dividends        $.05     $.05     $.05     $.05


PENOBSCOT SHOE COMPANY
PO BOX 545, OLD TOWN, MAINE 04468

TROTTERS